As filed with the Securities and Exchange Commission on July 29, 2004
Registration No. 333-114479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WPT Enterprises, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7812	77-0639000
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1041 North Formosa Avenue, Formosa Building, Suite 99

West Hollywood, California 90046
Telephone: (323) 850-2888
Facsimile: (323) 850-2870

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Steven Lipscomb

WPT Enterprises, Inc.
1041 North Formosa Avenue, Formosa Building, Suite 99
West Hollywood, California 90046
Telephone: (323) 850-2888
Facsimile: (323) 850-2870

(Name, Address, including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Martin R. Rosenbaum, Esq. Alan M. Gilbert, Esq. Maslon Edelman Borman & Brand, LLP 90 South 7th Street, Suite 3300 Minneapolis, Minnesota 55402 Telephone: (612) 672-8200 Facsimile: (612) 672-8397	Girard P. Miller, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 Telephone: (612) 371-3211 Facsimile: (612) 371-3207

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effect date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2004

PROSPECTUS

WPT Enterprises, Inc.

4,000,000 Shares

Common Stock

     This is a firm commitment initial public offering of common stock of WPT Enterprises, Inc. We are selling all of the shares of common stock being offered by means of this prospectus. Prior to this offering, there has been no public market for our common stock.

     We expect that the initial public offering price will be between $5.00 and $7.00 per share.

     We have applied to list our common stock on the Nasdaq National Market under the symbol “WPTE.”

     See “Risk Factors” beginning on page 6 to read about the risks that you should consider before buying any shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds, before expenses, to WPT Enterprises, Inc.	$	$

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

     The underwriters may also purchase up to 600,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments.

The date of this Prospectus is                     , 2004.

WORLD POKER TOUR™

Wednesday Night is Poker Night

World Poker Tour
airs on Travel Channel every Wednesday 9 PM E/P

WORLD POKER TOUR

WPT FANS

WPT CONTROL ROOM

WPT CAM

WPT TROPHY

World Poker Tour Special Episodes

WPT
Ladies' Night

WPT
Hollywood
HOME GAME

NBC Sports
BATTLE OF CHAMPIONS

WORLD POKER TOUR
BAD BOYS OF POKER

WPT is not affiliated with or endorsed by NBC Sports.

World Poker Tour, WPT and card design are trademarks of World Poker Tour, LLC.

Page

Prospectus Summary	1
Risk Factors	6
Cautionary Note Regarding Forward-Looking Statements	15
Conventions and Assumptions Used in This Prospectus	16
Use of Proceeds	17
Dividend Policy	17
Capitalization	19
Dilution	20
Selected Financial Data	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	22
Description of the Business	31
Management	45
Security Ownership of Certain Beneficial Owners and Management	50
Certain Relationships and Related Transactions	52
Market for Common Equity and Related Stockholder Matters	52
Description of Capital Stock	54
Shares Eligible for Future Sale	56
Underwriting	58
Legal Matters	61
Experts	61
Where You Can Find More Information	61
Financial Statements	F-1
EXHIBIT 1.1
Agreement and Plan of Conversion
Certificate of Conversion
Certificate of Incoporation of WPT Enterprises, Inc. .
EXHIBIT 4.1
Opinion/Consent of Maslon Edelman Borman & Brand, LLP
Master Agreement, dated as of August 22, 2003
EXHIBIT 10.5
Form of Indemnification Agreement
Employment Agreement - Audrey Kania
Employment Agreement - Robyn Moder
Consent of Deloitte & Touche LLP
Consent of Bradley Berman Under Rule 438
Consent of Joseph S. Carson, Jr. Under Rule 438
Consent of Ray M. Moberg Under Rule 438
Consent of Glenn Padnick Under Rule 438
Consent of Mimi Rogers Under Rule 438

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights material information found in greater detail elsewhere in this prospectus. Before making an investment decision, we urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and the financial statements and related notes set forth at the end of this prospectus. All references in this prospectus to “WPT Enterprises,” “we,” “us,” “our company” or “our” refer to WPT Enterprises, Inc. All references to the “World Poker Tour” refer to the circuit of poker tournaments that are affiliated under the World Poker Tour name. Depending upon the context in which it is used, the “World Poker Tour” may also refer to the television series based on the World Poker Tour circuit of tournaments or the World Poker Tour brand in general.

WPT Enterprises, Inc.

      WPT Enterprises, Inc. is a media and entertainment company engaged in the creation of branded entertainment through the development, production and marketing of televised programming based on poker and other gaming themes. To date, our operations have principally revolved around the creation of our World Poker Tour brand through the production and licensing of a reality television series exhibited on the Travel Channel that is based on a circuit of previously-established high-stakes poker tournaments that we have affiliated under the “World Poker Tour” name. Our immediate business plan involves continuing to build our World Poker Tour concept into a highly-recognizable brand from which we can generate increasing revenues through license fees, retail sales, corporate sponsorships and other sources. We also intend to expand our operations by creating entertainment concepts derived from our existing brand. These derivative concepts may include the production of fictional or reality-based content for television, movies or other audio-visual works that are based upon the World Poker Tour circuit, the competitors on the World Poker Tour circuit, the casinos that host the World Poker Tour tournaments, or the game of poker itself. In the future, we intend to apply a similar business model to create brands based on gaming-related entertainment concepts other than poker. Our ultimate objective is to be the leading media and entertainment company specializing in the development and marketing of premier brands based on gaming themed entertainment.

Our Current Brand — The World Poker Tour

      World Poker Tour tournaments are located in prestigious casinos and poker rooms. There are currently 15 regular tournaments (or “tour stops”) on the circuit, culminating in the WPT Championship at Bellagio, Las Vegas, Nevada, that includes the winner of each of the previous tournaments. These regular tour stops have attracted well-known and established professional and amateur poker players on the poker circuit. We also make our regular tour stops accessible to the mainstream poker player by partnering with casinos and poker rooms which host “satellite” and “super satellite” poker tournaments in which the winner or winners may ultimately earn the right to participate in our main events. At our regular tour stops, we videotape the final table of participants competing for some of the poker world’s largest tournament prize pools. We then package this footage into two hour episodes which are distributed for broadcast to both domestic and international television audiences. See “Description of the Business — Our Existing Brand — The World Poker Tour.” In addition, we also videotape and produce special episodes based on a variety of non-traditional poker tournaments, which we also distribute for broadcast along with the episodes based on our regular tour stops. See “Description of the Business — Our Existing Brand — The World Poker Tour — World Poker Tour Special Events.”

      The World Poker Tour brand has gained recognition through the telecast of the World Poker Tour television series, which is exhibited on the Travel Channel. Since its premiere during the spring and summer of 2003, the television series has become the Travel Channel’s highest rated program, based on data compiled by Nielsen Media Research that measures the number of television households viewing the series’ episodes. We have recently completed production of the episodes based on Season Two’s regular tour stops and its season opening tour stop was exhibited on the Travel Channel on March 3, 2004. Season Two will consist of 14 two hour episodes based on the World Poker Tour’s regular tour stops and 11 two-hour episodes based on the World Poker Tour’s special events, with episodes currently scheduled to be exhibited through early 2005.

Our Business Units

      Based on the popularity of the World Poker Tour television series, we are developing and marketing the World Poker Tour brand in order to generate revenue from three business units: WPT Studios, WPT Consumer Products and WPT Corporate Alliances.

      WPT Studios. Through its multi-media entertainment business, WPT Studios generates revenue through the domestic and international licensing of broadcast and telecast rights and membership fees from casinos and cardrooms that host the televised World Poker Tour events. Since we began generating revenues in fiscal 2003 and through the first quarter of fiscal 2004, the revenue generated by WPT Studios has accounted for $8,026,696, which represents approximately 96% of our company’s total revenue since inception. See “Management Discussion and Analysis of Financial Condition and Results of Operations.”

      WPT Consumer Products. Through its branded consumer products business, WPT Consumer Products generates revenue through the licensing and direct sale of merchandise that features our World Poker Tour brand. Through the first quarter of fiscal 2004, WPT Consumer Products has generated aggregate revenues of $244,945 from the sale of merchandise and receipt of brand licensing royalties.

      WPT Corporate Alliances. Through its corporate promotional business, WPT Corporate Alliances generates revenue through sales of corporate sponsorships that include elements of on-air visibility, corporate live event sponsorship, promotional sponsorships and corporate hospitality events. Through the first quarter of fiscal 2004, WPT Corporate Alliances has generated aggregate revenues of $127,500, primarily in connection with our sponsorship arrangements with Anheuser-Busch. See “Description of the Business — WPT Corporate Alliances — Corporate Sponsorship.”

      In addition to these core businesses, we plan to expand the mainstream potential of the World Poker Tour brand in both domestic and international markets by developing new programming, utilizing the Internet as an advertising platform and a means of content distribution, and exploring new business opportunities that leverage the popularity of the World Poker Tour brand and other brands that we may develop.

Financial Performance Since Inception

      Although we realized our first quarterly profit during the first quarter of fiscal 2004, we have a history of losses since our inception in March 2002. We incurred a net loss of approximately $2.14 million in fiscal 2002, or approximately $0.17 per diluted share, and a net loss of $493,214 in fiscal 2003, or $0.04 per diluted share. In the first quarter of fiscal 2004, we realized a net profit of $791,563, or approximately $0.05 per diluted share. Since our inception, approximately 94% of our WPT Studios business unit’s revenues (and approximately 88% of our company’s total revenues) have resulted from our broadcast license agreements with the Travel Channel, LLC. These agreements provide the Travel Channel with options to license the World Poker Tour television series exclusively in the United States through its seventh season (which will end in 2009) and limit season by season license fee increases to prescribed rates upon the Travel Channel’s exercise of these options. See “Description of the Business — WPT Studios — Distribution of the World Poker Tour Television Series — Broadcast License Agreements with the Travel Channel.” The operation of our branding and licensing businesses has only recently begun and will require additional time before significantly increasing its operating profits. Due to this and a variety of other factors, many of which are discussed in this prospectus under “Risk Factors” beginning on page 5, we may be unable to generate significant revenues or margins, control operating expenses, or achieve or sustain profitability in future years.

Our Address

      Our Address. Our current executive offices are located at 1041 North Formosa Avenue, Formosa Building, Suite 99, West Hollywood, California, 90046 and our telephone number is (323) 850-2888. We are located on the Internet at www.worldpokertour.com. None of the information on our website is part of this prospectus.

The Offering

Common stock offered	4,000,000 shares

Common stock outstanding before the offering(1)	14,880,000 shares

Common stock outstanding after the offering(1)(2)	18,880,000 shares

Use of Proceeds	Working capital, capital expenditures related to the purchase of production equipment and the development of our studios, the development of new branded entertainment concepts, repayment of outstanding indebtedness, if any, to our parent company and general corporate purposes(3)

Nasdaq National Market symbol	WPTE(4)

(1)	Excludes an aggregate of 3,120,000 shares of our common stock currently reserved for issuance under our 2004 Stock Incentive Plan, of which (a) 1,120,000 shares are subject to outstanding options, with a nominal per share exercise price, which options are held by Audrey Kania, Robyn Moder, Mike Sexton and Linda Johnson, each of whom is an employee or consultant of ours; and (b) a total of 1,386,000 shares will be subject to options to be granted on the effective date of the offering to our employees and persons who are or will become our outside directors, including a total of 1,100,000 shares subject to options that will be granted to our President, our Executive Vice Presidents and our Chief Financial Officer.

(2)	Excludes up to 600,000 shares to be sold by us if the underwriters exercise their over-allotment option in full, as described under “Underwriting.”

(3)	As of July 28, 2004, the principal and interest balance of our promissory note to our parent company was $0. If there is any balance remaining on the note at the completion of the offering, we will repay that balance with a portion of the net proceeds.

(4)	We have applied to list our common stock on the Nasdaq National Market under this symbol.

Summary Historical Financial Data

      The following tables summarize financial and operating data set forth in more detail in the financial statements at the end of this prospectus. The summarized data set forth in the table has been derived from the audited financial statements of World Poker Tour, LLC for the period from inception (March 1, 2002) to December 29, 2002 and for the year ended December 28, 2003. The summarized statements of operations for the three month periods ended March 30, 2003 and April 4, 2004 and the summarized balance sheet data as of April 4, 2004 have been derived from the unaudited financial statements of World Poker Tour, LLC. The summarized pro forma as adjusted balance sheet data as of April 4, 2004 has been adjusted to reflect this offering at an assumed initial offering price of $6.00 per share of common stock and the application of the net proceeds of this offering as described in “Use of Proceeds.” This summary data should be read together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement Of Operations Data:

	Period from
	Inception
	(March 1, 2002)		Three Months Ended
	to December 29,	Year Ended
	2002	December 28, 2003	March 30, 2003	April 4, 2004

Revenues	$—	$4,259,509	$550,000	$4,139,632

Gross Margin	(1,004,139)	1,572,837	(369,806)	1,667,941
Expenses:
Selling and Administrative	1,048,864	1,817,025	305,227	801,363
Depreciation	51,098	107,145	17,955	33,874

Earnings (Loss) From Operations	(2,104,101)	(351,333)	(692,988)	832,704
Interest Expense	39,997	141,881	36,532	41,141

Net Earnings (Loss)	$(2,144,098)	$(493,214)	$(729,520)	$791,563

Net Earnings (Loss) per Common Share — Basic(1)	$(0.17)	$(0.04)	$(0.06)	$0.06

Net Earnings (Loss) per Common Share — Diluted(1)	$(0.17)	$(0.04)	$(0.06)	$0.05

Weighted Average Common Shares Outstanding — Basic(1)	12,480,000	13,213,333	12,773,333	13,653,333

Dilutive Effect of Restricted Stock	—	—	—	1,598,173
Dilutive Effect of Stock Options	—	—	—	746,270

Weighted Average Common Shares Outstanding — Diluted(1)	12,480,000	13,213,333	12,773,333	15,997,776

Balance Sheet Data:

			April 4, 2004

				Pro Forma
	December 29, 2002	December 28, 2003	Actual	As Adjusted(2)

Current Assets	$12,017	$2,434,600	$2,517,018	$22,769,861
Total Assets	162,962	2,546,281	2,670,543	22,923,386
Current Liabilities	374,197	1,286,355	3,069,427	3,069,427
Note Payable to Parent	1,819,937	3,428,887	877,157	—
Accumulated Deficit	(2,031,172)	(2,168,961)	(1,276,041)	(1,280,596)

(1)	On July 28, 2004, we converted from a Delaware limited liability company named “World Poker Tour, LLC” into a Delaware corporation named “WPT Enterprises, Inc.” As part of the conversion, each limited liability company unit was converted into 160 shares of common stock (restricted units and unit options will be converted using the same ratio). The net loss per common share (basic and diluted) gives retroactive effect to the conversion for the periods presented. Restricted limited liability company units are included in the basic earnings per common share computations only to the extent and from the time that the restrictions on such units had lapsed. Restricted limited liability company units that remained subject to restriction were included in the diluted earnings per common share computations if their impact was dilutive.

(2)	Data has been adjusted to reflect the issuance of 4,000,000 shares in this offering, the receipt of the net proceeds therefrom and the application of such net proceeds as described in “Use of Proceeds.”

RISK FACTORS

      Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

We have a short operating history with respect to our current and proposed businesses, so it will be difficult for investors to predict our future success.

      Prior to this offering, substantially all of our current businesses were conducted as World Poker Tour, LLC, a privately held limited liability company formed in March of 2002. Although we have successfully produced and distributed our television programming to this point, the development of our branding and licensing businesses has only recently begun. We have received only modest payments of $300,000 from our branding and licensing activities since our inception, all of which was received during the second quarter of fiscal 2004. We expect to recognize modest revenues totaling $500,000 during all of fiscal 2004 in connection with branding and licensing arrangements for which we have signed agreements, all of which will result from guaranteed minimum brand licensing fees. Although we expect to increase our branding and licensing revenue by earning royalty fees in excess of these guaranteed minimum fees, we cannot assure you that such additional royalty fees will ultimately materialize. If we are unable to increase our licensing and branding revenues beyond current levels, our results of operations will continue to depend almost entirely on the licensing and distribution of our television programming, which itself has a limited operating history for investors to evaluate. We should therefore be considered an early-stage company with only a limited operating history for potential investors to consider.

The revenues we receive under our agreements with the Travel Channel have been and continue to be our most significant source of revenue; the termination or impairment of these agreements would materially and adversely affect our results of operations.

      We have entered into agreements with the Travel Channel, LLC pursuant to which we granted the Travel Channel exclusive licenses to exhibit our Season One and Season Two programming on television in the United States and options to acquire similar licenses for the episodes comprising each of Seasons Three through Seven (to be completed in 2009). The option for Season Three was exercised in May 2004. Because the license fees we receive from the Travel Channel have been and continue to be our most significant source of revenue (comprising approximately 88% of our company’s total historical revenues), our failure to maintain or replace this agreement with a comparable license agreement prior to the material growth of other revenue streams (for example, from the sale of branded merchandise) would have a material adverse effect on our financial condition and our results of operations and cash flow. Even following the growth of other revenue streams, our failure to maintain a license agreement would be detrimental to the viability of the World Poker Tour brand and, consequently, would have a material adverse effect on our business, prospects, financial condition, results of operations or cash flow. In either situation, the price of our common stock would be adversely affected.

The Travel Channel may exercise the final editing rights it has retained over our current programming in a manner that diminishes the quality of our programming or negatively affects our business relationships, either of which could negatively impact the value of the World Poker Tour brand and adversely affect our business operations.

      As is customary in most production agreements with television networks, the Travel Channel retains final edit rights over the World Poker Tour programs that we produce. If the Travel Channel exercises these rights in a manner that diminishes the quality of our programs or negatively affects relationships that are important to our programming, including those with the casinos hosting the poker tournaments at which we film our shows, its actions could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flow and, ultimately, the price of our common stock.

Our television programming may be unable to maintain a sufficient audience for a variety of reasons, many of which are beyond our control.

      Television production is a speculative business because revenues and income derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming is dependent upon, among other things, the quality of the programming, the strength of networks on which the programming is broadcast, the promotion and scheduling of the programming and the quality and acceptance of competing television programming and other sources of entertainment and information. Popularity of programming can also be negatively impacted by excessive broadcasting or telecasting of the programming beyond viewers’ saturation thresholds. Under our agreements with the Travel Channel, the Travel Channel may show unlimited repeats of our episodes during the term of its license.

      The Travel Channel has options to obtain exclusive Unites States broadcast rights to the World Poker Tour television series through Season Seven, which will not be completed until 2009. The license fees we receive pursuant to our agreement with the Travel Channel increase at a prescribed rate for each new season of the World Poker Tour. As a result, obtaining high ratings will not affect the amount of broadcast license fees we will receive from the Travel Channel during the term of the agreement. If the World Poker Tour television series is unable to maintain high ratings throughout the term of the Travel Channel agreement, the Travel Channel may choose not to exercise its options on the series, in which event we may be unable to negotiate United States broadcast license agreements on terms that are favorable to us, or at all.

Our ability to create and license our television programming profitably may be negatively affected by adverse trends that apply to the television production business generally.

      Television revenues and income may be affected by a number of factors, many of which are not within our control. These factors include a general decline in broadcast television viewers, pricing pressure in the television advertising industry, strength of the stations on which our programming is broadcast, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. All of these factors may quickly change, and these changes cannot be predicted with certainty. Our future licensing opportunities may also be adversely affected by these changes. Accordingly, if any of these changes were to occur, the revenues and income we generate from television programming could decline.

Increases in the cost of resources required to produce television programming may outpace the fixed increases in license fees that we will receive under our current licensing agreements with the Travel Channel.

      The production and marketing of television programming requires substantial resources and expenditures. In recent years, increases in production and marketing costs have often outpaced increases in licensing fees. We are particularly susceptible to increases in production and marketing costs because our agreements with the Travel Channel provide that the per-episode license fee we receive from the Travel Channel will increase by a fixed percentage in each year that the Travel Channel elects to exercise its option to license our programming. If increases in our production costs outpace increases in the license fees that we receive, this could have an adverse effect on the income we generate from television production.

Our success depends on our current brand and any future brands we may develop, and if the value of our brands were to diminish, our business would be adversely affected.

      Our success depends on our current brand, which currently consists of a portfolio of trademarks, service marks, copyrighted materials, trade names and other intellectual property rights, and on any future brands we develop. In connection with our branding and licensing operations, we have entered into an agreement with Brandgenuity LLC, to seek licensing opportunities for our current brand. While specific contractual provisions require that the licensees brought to us by Brandgenuity maintain the quality of our brands, we cannot be certain that our licensees or their manufacturers and distributors will honor their contractual obligations or that they will not take other actions that will diminish the value of our brand prior to our ability to detect and prevent any such actions.

There is a risk that we may not be able to protect our entertainment concepts, our current and future brands and our other proprietary rights.

      We are susceptible to others imitating our television show concepts and other products and infringing on our intellectual property rights. We currently believe that several competitive poker-related television programs use exhibition methods and technology that might infringe on one or more claims of our pending patent applications. We have issued letters to the producers of these programs demanding that they cease any further use of our technology and we intend to vigorously enforce our intellectual property rights in order to protect our proprietary processes. However, litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense, may reduce our profits and may not adequately protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of certain foreign countries do not always protect intellectual property rights to the same extent as the laws of the United States. Imitation of our television show concepts and other products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues.

      We currently have three U.S. patent applications and two international patent applications pending before the U.S. Patent and Trademark Office. The three U.S. patent applications relate to (1) a specially designed poker table that uses integral lighting, (2) a method for exhibiting a card game in a video format, and (3) a method for controlling the pace of a card game. The two international patent applications relate to (1) a specially designed poker table that uses integral lighting and (2) a method for exhibiting a card game in a video format. If we are denied these patents, we might be unable to prevent our competitors from imitating our programming by utilizing our special table, exhibition method, and pacing method. We cannot be certain that any pending patent application held by us will result in an issued patent or that if patents are issued to us, the patents will provide meaningful protection against competitors or competitive technologies. The use of this table and these methods by other poker-related television programs may lead to increased competition for our target audiences and reduced ratings for the World Poker Tour television series. This would have a negative impact on the World Poker Tour brand’s visibility and jeopardize our ability to create revenue based on the brand’s recognition, thereby adversely affecting our results of operations, financial condition and the price of our common stock. See “Intellectual Property.”

      In 2003, a third party claimed that we were infringing upon its patent by using small television cameras to reveal players’ “hole” cards or “down” cards to a television audience in connection with the televised exhibition of poker tournaments. This claim was resolved when we entered into a settlement agreement under which we are required to pay fees in connection with the exhibition of our tournaments. See “Description of the Business — Legal Matters.” In the future, we may be exposed to litigation by other third parties based on claims that our television show concepts or other products infringe their intellectual property rights. Any litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following: to cease using any of our television show concepts or products that incorporate the challenged intellectual property, which would adversely affect our revenue; to negotiate a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; or to modify our television show concepts or products to avoid infringing the intellectual property rights of a third party, which may be costly and time-consuming or impossible to accomplish.

Early termination of our agreements with member casinos or violation of member casinos of the restrictive covenants contained in these agreements could negatively affect the size of broadcast audiences and lead to declines in the performance of all of our other lines of business.

      We have entered into written agreements with all but one of the “member casinos” that host the World Poker Tour tour stops (Aviation Club de France (Paris, France) currently participates as a tour stop under an unwritten arrangement). These written agreements are for a term of five years and provide us with a unilateral option to renew for an additional five years (this option is bilateral for certain of our member casinos). However, in each year after its first year of participation, the member casino may elect to withdraw its tournament from the World Poker Tour lineup and terminate the agreement by giving us notice by a specified date or, if earlier, a specified length of time (generally four to six months) before the date of the tournament. While the agreement is in effect and for varying periods of time thereafter, the member casino is prohibited from televising the tournament itself, permitting any third party to televise the tournament, or licensing its name, trademarks, or likeness to any other party in conjunction with the broadcast of a poker tournament. If a significant number of these casinos were to terminate the agreements and/or allow a competing company to broadcast their tournaments in violation of these restrictions or after their expiration, this could result in a decline in our future broadcast audiences, which in turn would lead to declines in the performance and success of our other lines of business.

Termination or impairment of our relationships with key licensing and strategic partners could adversely affect our revenues and results of operations.

      We have developed relationships with key strategic partners in many areas of our business, including poker tournament event sponsorship, merchandise licensing, corporate sponsorship and international distribution. We hope to derive significant income from our licensing arrangements, and our agreements with our strategic partners are vital to finding these licensing arrangements. If we were to fail to manage our existing licensing relationships, this failure could have a material adverse affect on our financial condition and results of operations. We would also be materially adversely affected if we were to lose our rights under any of our other key contracts or if the counterparty to any of these contracts were to breach its obligations to us. We rely on a limited number of contracts under which third parties provide us with services vital to our business. These agreements include:

•	our agreement with Brandgenuity LLC, pursuant to which it negotiates third party consumer product licensing agreements;

•	our agreement with Gilco Sports & Entertainment Marketing, LLC, pursuant to which they seek corporate sponsorship for World Poker Tour events; and

•	our agreement with Alfred Haber Distribution, Inc., pursuant to which it identifies potential licensees and negotiates licenses to broadcast the World Poker Tour television programs on television networks outside of the United States.

      If our relationship with any of these or certain other third parties were to be interrupted, or the services provided by any of these third parties were to be delayed or deteriorate for any reason without being adequately replaced, our business could be materially adversely affected.

      In addition, while we have significant control over our licensed products and advertising, we do not have operational and financial control over these third parties, and we have limited influence with respect to the manner in which they conduct their businesses. If any of these strategic partners were to experience a significant downturn in their businesses or were otherwise unable to honor their obligations to us, our business could be disrupted and be materially adversely affected.

The loss of the services of Steven Lipscomb or other key employees or on-air talent, or failure to attract key individuals, would materially and adversely affect our business.

      We are highly dependent on the services of Steven Lipscomb, who served as our Chief Executive Officer from our inception until February 25, 2004, is the creator and Executive Producer of the World

Poker Tour television series and currently serves as our Founder and President. Although we have entered into a letter agreement with Mr. Lipscomb governing his employment through December 29, 2006, Mr. Lipscomb may elect to diminish the level of his involvement with us or terminate his employment altogether prior to the expiration of this term. Such an election would have a material adverse effect on our business operations and negatively impact the market price of our common stock.

      Our continued success also is dependent upon retention of other key management executives, who have been instrumental in our success thus far, and upon our ability to attract and retain employees and on-air talent to implement our corporate development strategy and our branding and licensing efforts. The loss of some of our senior executives, or an inability to attract or retain other key individuals, could materially adversely affect us. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but we can make no assurance that these programs will allow us to retain key employees or hire new employees. In addition, future success may also be affected by the potential need to replace our key on-air talent at an inopportune time (such as midway through the tapings of a season of the World Poker Tour television programs).

A decline in general economic conditions or the popularity of our brand of televised poker tournaments could adversely impact our business.

      Because our operations are affected by general economic conditions and consumer tastes, our future success is unpredictable. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions could, in turn, have a material adverse effect on our business, operating results and financial condition and the price of our common stock. An economic decline could also adversely affect our corporate sponsorship business, sales of our branded merchandise and other aspects of our business.

      The continued popularity of our type of entertainment is vital in maintaining the ability to leverage our brand and develop products and/or services that appeal to our target audiences, which, in turn, is important to our long-term results of operations. Public tastes are unpredictable and subject to change and may be affected by changes in the country’s political and social climate. A change in public tastes could have a material adverse effect on our business, operating results and financial condition and the price of our common stock.

The political or social climate regarding gaming and poker could negatively impact our ability to negotiate future broadcast license arrangements, retain certain of our member casinos or pursue Internet gaming ventures as a potential source of future revenue.

      Although the popularity of poker in particular and gaming in general has recently been growing in the United States and abroad, gaming has historically experienced backlash from various constituencies and communities. Currently, the legal status of Internet-based casinos and cardrooms is unclear under United States law and under the laws of other countries. Based on the uncertain regulatory environment surrounding the marketing and promotion of Internet-based casinos and cardrooms to viewers in the United States, the Travel Channel (which has final edit rights to the shows that it telecasts) has indicated it will likely not display the names or logos of Internet-based casinos and cardrooms in its telecasts. Although none have expressed an intention to do so, the three Internet cardrooms currently serving as member casinos may decide to withdraw from the World Poker Tour. Such a withdrawal would force us to replace the tournaments hosted by these online cardrooms with other events. Despite our belief that we can replace these tournaments, we may ultimately be unable to do so without impacting our production schedule. If our production schedule is impacted, it could have an adverse effect on our operating results during the applicable season and, potentially, the price of our common stock.

      United States federal prosecutors have recently contended that online gambling sites are illegal and the United States government has been trying to curb the activities of offshore Internet casinos by investigating and pressuring American companies that provide services to these sites on the theory that they are aiding and abetting the operations. As part of these activities, United States marshals have recently seized funds from Discovery Communications that initially belonged to a Costa Rica-based Internet casino operation that paid Discovery Communications for television spots to advertise an online poker room. This focus on Internet gambling sites may eliminate these sites as sources of advertising revenue for television networks that exhibit poker-related programming, thereby potentially impacting the value of such programming to these networks. If this occurs, it may negatively impact our ability to negotiate future broadcast license arrangements on terms that are most advantageous to us.

      We have also identified international-based Internet gaming ventures, such as Internet sites that support on-line casinos operations, poker competition and sports betting activities, as a potential source of future revenue. We have elected not to pursue these ventures as a part of our current business plan due to the current uncertain regulatory environment regarding these activities in the United States and abroad and the need to further evaluate the costs and risks associated with these ventures. We continue to monitor the legality of Internet gaming in domestic and international jurisdictions. Depending on the status of domestic and international Internet gaming regulations, we may forego Internet gaming as a potential source of future revenue altogether.

We will face a variety of risks as we expand into new or complementary businesses in the future.

      Our core operations have consisted of marketing, promoting and licensing our televised entertainment and selling, or licensing the right to manufacture and sell, our branded merchandise. Our current strategic objectives include not only further developing and enhancing our existing business but also entering into new or complementary businesses, such as expansion of our current business operations into international markets. We are also exploring other opportunities to leverage the World Poker Tour brand, including the potential development of additional television programming and radio programming, book and magazine publishing, creating feature length films for television or theatrical release, launching a television network, and Internet gaming (subject to possible prohibitions under applicable government regulations), among others. The following risks associated with expanding into new or complementary businesses by investment, licensing, acquisition, strategic alliance, co-production or other arrangements could have a material adverse effect on our business, operating results and financial condition and the price of our common stock:

•	potential diversion of management’s attention and resources from our existing business and an inability to recruit or develop the necessary management resources to manage new businesses;

•	unanticipated liabilities or contingencies from new or complementary businesses or ventures;

•	potential operating losses from new business ventures;

•	reduced earnings due to potential goodwill impairment charges, increased interest costs and additional costs related to the integration of acquisitions including potential dilution to stockholders;

•	potential reallocations of resources due to the growing complexity of our business and strategy;

•	competition from companies then engaged in the new or complementary businesses that we are entering;

•	possible additional regulatory requirements and compliance costs;

•	dilution of our stockholders’ percentage ownership and/or an increase of our leverage when issuing equity or convertible debt securities or incurring debt; and

•	potential unavailability on acceptable terms, or at all, of additional financing necessary for expansion.

The television entertainment market in which we operate is highly competitive, and competitors with greater financial resources or marketplace presence may enter our market to our detriment.

      We compete with other poker-related television programming, including ESPN’s coverage of the World Series of Poker, Fox Sports Net’s exhibition of the Late Night Poker television show and Bravo’s exhibition of the Celebrity Poker Showdown. Based on the popularity of these poker-related televised programs, we believe that additional competing televised poker programs may currently be in development or may be developed in the future. Our programming also competes for broadcast audiences and advertising revenue with broadcasts of mainstream professional and amateur sports as well as other entertainment and leisure activities. These competing programs and activities, and brands that may result therefrom, may decrease the popularity of the World Poker Tour series and dilute the World Poker Tour brand. This would adversely affect our operating results and financial condition and, ultimately, the price of our common stock.

We may encounter difficulties in the transition to our independent management of our accounting systems and in the continued development of the internal support of our disclosure controls and procedures and internal controls, and these difficulties may cause our future financial reports to be unreliable or may render us unable to detect fraud.

      Although our personnel are responsible for initiating financial and business transactions, making related bookkeeping entries and verifying the accuracy of our financial reports, the personnel of our majority shareholder, Lakes Entertainment, Inc., have to date been responsible for the operation of our financial accounting systems and preparation of our financial reports as part of an arrangement under which Lakes Entertainment provides us with general and administrative services. Further, some of our disclosure controls and procedures and internal controls have been implemented jointly with and supported by Lakes’ Entertainment’s own internal controls. We have been transitioning to independent operation of our accounting systems, and we continue to develop the internal support of our disclosure controls and procedures and internal controls. In June 2004, in connection with this effort, we hired our new Chief Financial Officer. Lakes Entertainment will continue to operate our accounting systems until our systems can operate independently, which we expect to occur in the next several months. If we encounter serious difficulties in the transition, or if our accounting systems and controls prove to be inadequate in the future, then our financial reports could prove to be unreliable or we may not be able to detect fraudulent activity in the company. Any of these factors could harm us financially or could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will face new challenges and increased costs in connection with our operation as an independent public company.

      Since our inception, Lakes Entertainment, Inc., our majority shareholder, has provided us with significant general and administrative support. We expect to incur additional expenditures related to implementing the infrastructure and procedures that we will require to function adequately as an independent company. We also expect that the obligations of being a public company from and after this offering, including the substantial public reporting and investor relations obligations, will place additional demands on our management and will require the hiring of additional personnel, particularly in light of recently enacted changes in laws and regulations and Nasdaq National Market listing requirements. Based on our current projections, we estimate that the overall additional cost of operating as an independent public company will be $1.2 million per year. In addition, these obligations could divert our management’s attention from our operations.

Our proposed expansion into foreign markets will subject us to additional business risks.

      We intend to expand our business in foreign markets, including international distribution of our U.S. broadcasts, creating additional poker tours in foreign countries, distributing branded merchandise in foreign countries and potentially pursuing Internet gaming ventures in international markets. Our international operations could be adversely affected by changes in political and economic conditions, trade protection measures and the status of regulatory requirements that may restrict the sales of our products, increase our costs of foreign production or other costs or prohibit Internet gaming activities in international jurisdictions. Also, changes in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in our costs and earnings.

Our management has broad discretion over the use of proceeds from the offering.

      Assuming an initial public offering price of $6.00 per share of common stock, the net proceeds of the offering are estimated to be approximately $21.1 million after deducting the estimated underwriting discount and offering expenses. Management will retain broad discretion as to the use and allocation of these net proceeds. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

Lakes Entertainment, Inc. will remain the majority shareholder of the company following the offering and will be able to effectively control our management and operations.

      Following this offering, Lakes Entertainment, Inc. through its wholly-owned subsidiary, Lakes Poker Tour, LLC, will own 12,480,000 shares of our outstanding common stock, representing approximately 66% of our voting power. Lakes Entertainment, together with our directors and executive officers, will beneficially own 15,280,000 shares of our common stock, which will represent approximately 79% of our voting power after the offering. As a result, Lakes Entertainment, Inc., either alone or together with our directors and executive officers, will have the ability to control our management and affairs through the election and removal of our entire Board of Directors and will control the outcome of all matters requiring stockholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our stockholders. As a result, the return on your investment in our common stock through the market price of our common stock or ultimate sale of our business could be adversely affected.

Our board of directors’ ability to issue undesignated preferred stock and the existence of anti-takeover provisions may depress the value of our common stock.

      Our authorized capital includes 20 million shares of undesignated preferred stock. Our board of directors has the power to issue any or all of the shares of preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, subject to certain limitations on this power under Nasdaq listing requirements. Further, as a Delaware corporation, we are subject to provisions of the Delaware General Corporation Law regarding “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated stock and the anti-takeover provisions of Delaware law, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of common stock may also be affected.

Since our common stock has not been publicly traded before this offering, the price of our stock may be subject to wide fluctuations.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been, due to our lack of operating history, arbitrarily determined based on negotiations between us and Feltl and Company, the representative of the underwriters. The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to the following factors, all of which are beyond our control. See “Underwriting.” These factors may include:

•	quarterly variations in our operating results that may result from, among other things, variations in our recognition of revenue under our agreements with the Travel Channel;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property and other proprietary rights;

•	announcements by third parties of significant claims or proceedings against us; and

•	future sales of our common stock.

You will experience immediate and substantial dilution.

      The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution. The dilution will be $4.95 per share in net tangible book value of common stock from an assumed $6.00 per share initial public offering price, and $4.77 per share if the underwriters exercise their option to purchase additional shares. If outstanding options to purchase shares of common stock are exercised, there would be further dilution. See “Dilution” and “Management.”

A substantial number of shares will be eligible for future sale by our current stockholders, and the sale of those shares could adversely affect our stock price.

      Upon completion of the offering, our current stockholders will own approximately 79% of the outstanding shares of our common stock (76% if the underwriters’ over-allotment option is exercised in full), and designated key employees, consultants and on-air talent will have the right to purchase approximately 3% of the outstanding shares of our common stock through the exercise of immediately exercisable options (on a diluted basis that assumes such exercise). We, our directors, executive officers, certain other officers and stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters. After the expiration of a 180-day “lock-up” period, those stockholders and optionholders will be entitled to dispose of their shares upon compliance with applicable securities laws. We cannot predict the effect, if any, that future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 180-day period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

Certain shares in this offering may have been offered in violation of Securities Act of 1933, which could give purchasers of these shares the right to seek refunds or damages.

      In an attempt to identify potential participants in a directed share program related to this offering, written e-mail communications regarding the offering were sent to our employees, employees of Lakes Entertainment, Inc. (our parent corporation) and certain individuals associated with our strategic partners. We sent four e-mail communications to a total of 137 people during the period from March 9, 2004 to March 11, 2004 and we sent one additional email to certain previous recipients on April 28, 2004. Each of our e-mails referenced a contemplated public offering of our common stock and our initial four e-mails inquired whether the recipient had an interest in being contacted by a broker to purchase shares of our common stock at the initial public offering price. Our April 11, 2004 e-mail also asked that if people were interested in participating in the offering, or knew of others that would have such an interest, that they provide us with information regarding the number of shares they would be interested in purchasing. Lakes

Entertainment sent one email communication to 26 additional people on June 11, 2004. The Lakes Entertainment email stated that the representative of the underwriter would be setting aside approximately five percent of the shares in the offering in connection with a directed share program, explained that participants in the directed share program would be prevented from selling their shares for a period of 180 days following the offering and asked interested people to indicate the number of shares they were interested in purchasing. We identified participants in the contemplated directed share program and previously allocated a total of 200,000 shares to them.

      Historically, the Securities and Exchange Commission has taken the position that a written communication of this kind that is not accompanied by a preliminary prospectus constitutes a prospectus that does not meet the requirements of the Securities Act of 1933. Because the Company’s communications were not accompanied by a preliminary prospectus (and did not themselves contain the information required to be in a prospectus), the communications may be deemed offers in violation of the Securities Act. As a result, we determined that we may be subject to contingent liabilities to investors who received these communications and purchase shares in the offering. In particular, these investors may have the right under federal securities laws to rescind these purchases for a period of one year from the date of the violation. As a result, we have reduced the directed share program from our originally contemplated 200,000 shares to 75,000 shares and have limited participation to certain non-employees. Based on this number of shares, we could be required to refund up to $450,000 (75,000 shares at an assumed initial public offering price of $6.00), plus interest. We have sent a letter to all other prospective participants, advising them that they may not purchase the shares being offered by this prospectus. However, we cannot assure you that these, or other individuals that received e-mail communications, may not ultimately purchase shares in the offering. In addition, it is possible that an unknown number of shares may be purchased by individuals to whom the e-mail communications may have been forwarded. Because all such individuals may have rescission rights, the amount of money we may be required to refund to investors may be significantly higher than the $450,000 estimate.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of the Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

      Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

•	our short operating history with respect to our current businesses;

•	uncertainties relating to our television production business, including, but not limited to, a decision by the Travel Channel not to exercise its options to license future seasons of the World Poker Tour, a decline in the audience watching our television programming or television generally, or an increase in the resources needed to produce our programming;

•	our inability to increase the value of our brands and protect our brand names;

•	the termination or impairment of our relationships with our key licensing and strategic partners;

•	our inability to compete successfully with current or future competitors within our industry;

•	our inability to retain Steven Lipscomb or other key employees;

•	a decline in general economic conditions or an adverse change in the political or social climate regarding gaming in general and, specifically, poker; and

•	our failure to successfully expand into new and complimentary businesses in the future.

      Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS

      Throughout this prospectus, our fiscal years ended December 29, 2002, December 28, 2003 and January 2, 2005 are referred to as fiscal years 2002, 2003 and 2004, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to December 31 of each year. Fiscal 2002 consisted of 44 weeks from and after our inception on March 1, 2002. Fiscal 2003 was a 52-week fiscal year and fiscal 2004 will be a 53-week fiscal year. Unless we indicate otherwise, all discussions of our financial information “since inception” or our financial information “to date” contained in this prospectus refer to our financial information for the period from March 1, 2002 (the date of our inception) through April 4, 2004 (the last day of our most recently completed fiscal quarter).

      Unless we indicate otherwise, all of the information in this prospectus assumes that the underwriter does not exercise its option to purchase up to 600,000 additional shares of our common stock within 45 days from the date of this prospectus to cover over-allotments.

      We were initially organized as a Delaware limited liability company named “World Poker Tour, LLC.” On July 28, 2004, we converted into a Delaware corporation named “WPT Enterprises, Inc.” Pursuant to this conversion, all equity interests in World Poker Tour, LLC were converted into common stock or options to purchase common stock in WPT Enterprises, Inc. as described in this prospectus. Pro forma balance sheet information as of April 4, 2004 reflects the conversion as described in Note 9 to the financial statements included in this prospectus.

USE OF PROCEEDS

      Assuming an initial public offering price of $6.00 per share of common stock, we estimate that the net proceeds from this offering will be approximately $21.1 million, after deducting approximately $2.9 million in estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $24.4 million.

      We intend to use the net proceeds to us from this offering for working capital and capital expenditures related to the expansion of our media and other businesses, repayment of the remaining balance, if any, on our promissory note to our majority stockholder and for general corporate purposes as follows:

•	We expect to use approximately $10 million of the net proceeds to expand the WPT Studios business. We expect to spend approximately $4 million to $5 million of this amount on capital expenditures for purchase of production equipment and development of our production studios and post-production facilities. The remainder of these expenditures would be production, marketing and administrative expenses, principally for international expansion, development of new branded entertainment concepts, and expansion of our existing brand into other media, such as home entertainment and radio.

•	We expect to use approximately $5 million of the net proceeds to expand the WPT Consumer Products and WPT Corporate Alliances Business and to expand into other businesses. These expenditures would be principally for operational and marketing staff for publishing, expansion of our web site and other communications, additional staffing for our licensing operations, startup costs of new events for sponsorship, and investment in development of licensed gaming equipment, among other businesses.

•	We expect to use approximately $5 million for corporate expenses relating to our expansion, including increased brand marketing, additional expenses relating to our status as a public company and professional fees for intellectual property protection.

•	If there is any balance remaining on our promissory note to Lakes Poker Tour, LLC, our majority stockholder, we will repay the balance with a portion of the net proceeds. The note payable accrues interest quarterly at a rate of 6.20% and is due on March 4, 2005. As of July 28, 2004, the principal and interest balance of the note was $0. The loan is a revolving credit facility and advances under the loan in the past year have been short-term borrowings used for working capital.

•	The remaining proceeds, if any, will be used for general working capital purposes.

      Although we expect to apply the net proceeds to the general categories in the amounts indicated above, our management will continue to evaluate the appropriate uses for our cash resources as we continue to expand our business. Our company will only make a proposed expenditure, including a capital expenditure, as business needs dictate after an analysis of the costs and benefits of the expenditure. For each investment we make in a new business opportunity, management will continue to evaluate whether that opportunity is satisfying the financial goals established by management. Management may change its business plans in the future to allocate resources away from businesses that do not satisfy such financial goals.

      We believe the proceeds of the offering, along with anticipated revenues, will be sufficient to support our operations for at least the next 12 months and into the foreseeable future. Until we use the net proceeds of the offering, we intend to invest them in short term, interest-bearing securities.

DIVIDEND POLICY

      We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Lakes Entertainment, Inc., the entity that owns a majority of our common stock through a wholly-owned subsidiary, has agreed that it and its subsidiaries, including our company, will not pay dividends until the December 28, 2004 expiration of an indemnification agreement that Lakes Entertainment entered into with Grand Casinos, Inc., a subsidiary of Caesars Entertainment, Inc. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

      The following table sets forth our capitalization as of April 4, 2004, on a pro forma basis to reflect our July 28, 2004 conversion from a limited liability company into a corporation and is adjusted to reflect this offering based on an assumed $6.00 per share initial public offering price and the application of the net proceeds of this offering as described under “Use of Proceeds.”

      You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.

      The table below does not reflect an aggregate of 3,120,000 shares of common stock available as of the date of this prospectus for future issuance under our 2004 Stock Incentive Plan, which amount includes 1,120,000 shares issuable upon stock options with a nominal per share exercise price that are outstanding as of April 4, 2004. These options are held by Audrey Kania, Robyn Moder, Mike Sexton and Linda Johnson, all of whom are World Poker Tour employees or consultants.

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(Unaudited)	(Unaudited)
Cash and Cash Equivalents	$—	$—	$20,252,843

Note Payable to Parent	877,157	877,157	—

Stockholders’ Equity
Class A Units — par value of $1.28 Authorized 93,000 units; 93,000 issued and outstanding	119,200	—	—
Class B Units — par value of $1.28 Authorized 7,000 units; 0 issued and outstanding	—	—	—
Preferred Stock, $.001 par value
Authorized 20,000,000 shares; 0 issued and outstanding on a pro forma basis
Common Stock, $.001 par value —
Authorized 100,000,000 shares; 14,880,000 issued and outstanding on a pro forma basis, 18,880,000 as adjusted	—	14,880	14,880
Additional Paid in Capital	460,833	—	21,695,153
Accumulated Deficit	(1,845,749)	(1,280,596)	(1,280,596)
Deferred Compensation	(10,325)	(10,325)	(10,325)

Total Stockholders’ Deficit	(1,276,041)	(1,276,041)	19,853,959

Total Capitalization	$(398,884)	$(398,884)	$19,853,959

DILUTION

      As of April 4, 2004, our net tangible book value, presented on a pro forma basis to reflect our July 28, 2004 conversion from a limited liability company into a corporation, was $(1,276,041), or $(0.09) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock on a pro forma basis. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, but without adjusting for any other change in our pro forma net tangible book value subsequent to April 4, 2004, our pro forma net tangible book value would have been $19,853,959, or $1.05 per share. This represents an immediate increase in pro forma net tangible book value of $1.14 per share to our existing stockholders and immediate dilution of $4.95 per share to new investors purchasing shares at the public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of April 4, 2004:

Public Offering Price		$6.00
Pro forma net tangible book value before offering	$(0.09)
Increase in pro forma net tangible book value attributable to new investors	$1.14
Pro forma net tangible book value after offering		$1.05
Dilution in pro forma net tangible book value to new Investors		$4.95

      The following table sets forth as of April 4, 2004, the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the assumed initial public offering price of $6.00.

			Total
	Shares Purchased		Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders	14,880,000	78.8%	$119,200(1)	.5%	$.007
New Investors	4,000,000	21.2%	24,000,000	99.5%	$6.00

Total	18,880,000	100.0%	24,119,200	100.0%

(1)	Includes $100,000 in cash consideration related to our issuance of 12,480,000 shares of Common Stock to Lakes Poker Tour, LLC and $19,200 of non-cash consideration related to our issuance of 2,400,000 shares of Common Stock to our President, Steven Lipscomb.

      The discussion and tables above assume no exercise of outstanding stock options. As of April 4, 2004, there were 1,120,000 shares of common stock issuable upon the exercise of outstanding stock options with a nominal per share exercise price per share (which are held by Audrey Kania, Robyn Moder, Mike Sexton and Linda Johnson), and 2,000,000 additional shares available for future grant or issuance under our 2004 Stock Incentive Plan, of which a total of 1,386,000 shares will be subject to options to be granted on the effective date of this offering to our employees and individuals who are or will become our outside directors, including a total of 1,100,000 shares subject to options that will be granted to our President, our Executive Vice Presidents and our Chief Financial Officer. To the extent the options are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

      The following selected financial data has been derived from the audited financial statements of World Poker Tour, LLC for the period from inception (March 1, 2002) to December 29, 2002 and for the year ended December 28, 2003. The selected statement of operations data for the three month periods ended March 30, 2003 and April 4, 2004 and the selected balance sheet data as of April 4, 2004, have been derived from the unaudited financial statements of World Poker Tour, LLC. The statement of operations data reflects our July 28, 2004 conversion from a limited liability company into a corporation. The selected financial data set forth below should be read together with the financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Statement Of Operations Data:

	Period from
	Inception		Three Months Ended
	(March 1, 2002)	Year Ended
	to December 29, 2002	December 28, 2003	March 30, 2003	April 4, 2004

Revenues		$4,259,509	$550,000	$4,139,632

Gross Margin	$(1,004,139)	1,572,837	(369,806)	1,667,941
Expenses:
Selling and Administrative	1,048,864	1,817,025	305,227	801,363
Depreciation	51,098	107,145	17,955	33,874

Earnings (Loss) From Operations	(2,104,101)	(351,333)	(692,988)	832,704
Interest Expense	39,997	141,881	36,532	41,141

Net Earnings (Loss)	$(2,144,098)	$(493,214)	$(729,520)	$791,563

Net Earnings (Loss) per Common Share — Basic	$(0.17)	$(0.04)	$(0.06)	$0.06

Net Earnings (Loss) per Common Share — Diluted	$(0.17)	$(0.04)	$(0.06)	$0.05

Weighted Average Common Shares Outstanding — Basic	12,480,000	13,213,333	12,773,333	13,653,333

Dilutive Effect of Restricted Stock	—	—	—	1,598,173
Dilutive Effect of Stock Options	—	—	—	746,270

Weighted Average Common Shares Outstanding — Diluted	12,480,000	13,213,333	12,773,333	15,997,776

Balance Sheet Data:

	December 29,	December 28,	April 4,
	2002	2003	2004

Current Assets	$12,017	$2,434,600	$2,517,018
Total Assets	162,962	2,546,281	2,670,543
Current Liabilities	374,197	1,286,355	3,069,427
Note Payable to Parent	1,819,937	3,428,887	877,157
Accumulated Deficit	(2,031,172)	(2,168,961)	(1,276,041)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      WPT Enterprises, Inc. is a media and entertainment company engaged in the creation of branded entertainment through the development, production and marketing of televised programming based on poker and other gaming themes. To date, our operations have principally revolved around the creation of our World Poker Tour brand through the production and licensing of a reality television series exhibited on the Travel Channel that is based on the circuit of previously-established high-stakes poker tournaments that we have affiliated under the “World Poker Tour” name. Our immediate business plan involves continuing to build our World Poker Tour concept into a highly-recognizable brand from which we can generate revenues through license fees, retail sales, corporate sponsorships and other sources. We are pursuing this plan through three operating business units, described in greater detail below:

•	WPT Studios, a multi-media entertainment division.

•	WPT Consumer Products, a branded consumer products division.

•	WPT Corporate Alliances, a sponsorship and event management division.

      By far, our principal source of revenues has been and continues to be the license fees we receive under our agreements with the Travel Channel covering the episodes of the World Poker Tour television series. We have recognized some revenues from our WPT Consumer Products and WPT Corporate Alliances business units, and we intend to use the proceeds of this offering to expand our business in each of our three business units.

      Our three business units generate revenues through the following activities:

WPT Studios

      Our multi-media entertainment division generates revenue through the domestic and international licensing of broadcast and telecast rights and casino memberships from casinos and cardrooms that host the televised World Poker Tour events. The inaugural season of the World Poker Tour consisted of 15 total episodes that were exhibited on the Travel Channel beginning in the spring of 2003. Season Two will consist of 25 total episodes (14 regular tour stops and 11 specials). We have recently completed production of the episodes comprising our Season Two programming of all Season Two episodes during June 2004. Our production of Season Three will begin in the third quarter. The completion of production and the final delivery of Season Three episodes is currently scheduled to occur in the second quarter of fiscal 2005. WPT Studios has been responsible for approximately 96% of our company’s total revenue since inception.

      Broadcast and Telecast License Fees and Production Costs. Since our inception, approximately 88% of our company’s total revenue has resulted from the licensing of our World Poker Tour television series episodes to the Travel Channel for distribution in the United States. Under our agreements with the Travel Channel, we receive fixed license fees for each episode we produce. The license fees for each episode are payable at various times during the pre-production, production and post-production process and are recognized upon the Travel Channel’s receipt and acceptance of the completed episode. Television production costs are generally capitalized and recognized as revenues are recognized. The episodes delivered to the Travel Channel for the various seasons of the World Poker Tour series affect our financial results for the following periods:

•	We generated $3.6 million of revenues from license fees related to Season One, which we recognized in the first three quarters of 2003. Some of the corresponding production costs were expensed in 2002 rather than being capitalized because we did not yet have a license agreement when these expenses were incurred.

•	We expect to recognize aggregate revenues of $9.8 million from license fees related to Season Two, of which $300,000 was recognized in the fourth quarter of fiscal 2003 and $3.5 million was recognized in the first quarter of 2004. The remainder of these revenues will be reflected in the remaining quarters of 2004. The corresponding production costs are recognized in the same periods, including $2.0 million in production costs that were capitalized as of the end of 2003 and have been recognized in 2004.

•	We are scheduled to begin production of Season Three during the summer of fiscal 2004 and we expect to recognize revenues of approximately $10.8 million from license fees related to Season Three. We expect to recognize $3.1 million in the third and fourth quarters of 2004, with the rest being recognized in fiscal 2005. The corresponding production costs will be recognized in the same periods, including a portion of the production costs that will be capitalized as of the end of 2004 and recognized in 2005.

      Since the license fees we receive from the Travel Channel have been and continue to be our most significant source of revenue, our financial condition and our results of operations and cash flow would be materially and adversely affected if the Travel Channel elected not to exercise its options on our programming for Season Four and beyond and we were unable to replace the Travel Channel agreement with a new license arrangement on comparable economic terms. The Travel Channel’s election to exercise its options on our programming may be affected by the continued public acceptance of our programming and other factors identified in the “Risk Factors” section of this prospectus.

      Under our agreement with the Travel Channel, we have retained worldwide television rights to broadcast the episodes outside the United States and the right to pursue other business activities related to the World Poker Tour events and brand described below, with specified exceptions. After we receive adjusted gross revenue of $1,250,000, the Travel Channel has the right to receive 15% of our adjusted gross revenues from international television licenses, DVD and home video sales, merchandising and publishing activities. Adjusted gross revenues are defined as gross revenues after refunds, returns, credits and similar adjustments, reduced by certain of our distribution fees and third party distribution expenses.

      In addition to licensing our programming to the Travel Channel for domestic exhibition, we currently have agreements through our international distributor, Alfred Haber Distribution, Inc., for international distribution of our programming into the United Kingdom, Canada, South Korea, the Philippines, Sweden and Australia. We expect to recognize aggregate gross revenues from license fees under these agreements of approximately $480,000, $243,000 and $41,000 in fiscal 2004, 2005 and 2006, respectively. Under our agreement with Alfred Haber Distribution, Alfred Haber Distribution is entitled to retain 25% of our gross receipts from these international licenses after recouping up to a certain amount of its expenses.

      Casino Memberships. We also generate revenue from annual membership fees payable by the casinos and card clubs that host World Poker Tour events (our “member casinos”). These membership fees are payable 30 days prior to the member casinos’ event and revenue from membership fees are recognized as the related television episode is aired. We currently have written agreements with 12 member casinos, with one member casino participating under an unwritten arrangement. Our current plan contemplates expanding the number of member casinos to 15 by Season Four.

WPT Consumer Products

      We plan to derive revenues from the WPT Consumer Products business unit principally though the licensing of our brand to companies seeking to use the World Poker Tour brand and logo in the retail sales of their consumer products. In addition, this business unit generates revenue from direct sales of company-produced merchandise featuring our World Poker Tour brand. To date, WPT Consumer Products has generated aggregate revenues from the receipt of brand licensing royalties and the sale of merchandise of $244,945. During the second quarter of fiscal 2004, we began to receive royalty payments in connection with our licensing programs.

      Brand Licensing Activities. In order to pursue a licensing program that capitalizes on the growing interest in poker, we have engaged Brandgenuity, a brand licensing agency. We have either signed or are in the process of negotiating licensing agreements with various licensees in the United States and abroad. In 2004, we have signed agreements pursuant to which we are licensing the World Poker Tour name and logo to third party producers of several types of apparel (including short and long-sleeve tee shirts, sweatshirts, jerseys, polo shirts and pullover shirts), portable video games, handheld electronic LCD games, interactive entertainment and gaming applications for mobile voice and text communication devices, lottery games (including scratch-off games, pull-tabs and terminal ticket generating games), playing cards, poker chips and poker sets. In general, the terms of these agreements provide for royalty payments to be earned based on a percentage of net sales realized by the licensee. The agreements require the licensee to remit a specified non-refundable advance payment based on minimum projected royalty payments and, in most instances, the licensee is required to remit additional non-refundable advance payments periodically throughout the term of the license. The licensee may offset these non-refundable advance payments against its royalty payment obligations. We received $300,000 in non-refundable advance royalty payments during the second quarter of fiscal 2004 and expect to receive an additional $650,000 in minimum guaranteed payments prior to the end of fiscal 2004.

      In addition, we have entered into a license agreement with Lakes Entertainment, Inc., pursuant to which we are licensing the World Poker Tour name and logo to Lakes Entertainment in connection with a World Poker Tour No Limit Texas Hold ’Em casino table game that Lakes Entertainment is developing using certain intellectual property rights of Sklansky Games, LLC. Under the terms of the agreement, if Lakes Entertainment elects to proceed with its development of the casino table game, we would be entitled to receive a specified minimum annual royalty payment or 10% of the gross revenue received by Lakes Entertainment from its sale or lease of this table game, whichever is greater. See “Certain Relationships and Related Transactions.” We have separate agreements with our on-air talent pursuant to which they will allow video endorsements to be integrated into the table game. In exchange, our on-air talent will be entitled to 15% of the license fees we receive from table games that utilize these video endorsements. We are also in negotiations with several slot machine manufacturers to license the World Poker Tour brand in connection with the development of an electronic poker-related gaming machine.

      Sales of Company Produced Consumer Products. Sales of company-produced consumer merchandise, which has included a 15-title DVD collection of the World Poker Tour’s Season One and several items of apparel featuring the World Poker Tour logo, accounted for the $125,871 generated by this business unit in fiscal 2003. These sales have resulted primarily from Internet orders placed on our amazon.com zShop website, which currently serves as the online store engine that manages the Internet ordering and credit card processing of our merchandise. To date, our Season One DVD collection has generated revenues of $174,034. During the second quarter of fiscal 2004, we entered into an agreement with a third party distributor regarding the distribution of the Season One DVD collection. Under the agreement, this distributor has the exclusive right to manufacture, market and distribute the Season One DVD collection in North America. In exchange, the distributor is required to pay us 60% of the adjusted gross profit that it derives from its distribution of the DVD collection. The Travel Channel has the right to receive 15% of our adjusted gross revenues above certain levels from our merchandising activities.

WPT Corporate Alliances

      Our sponsorship and event management division generates revenue through corporate sponsorship and management of televised and live events. We recently launched a sponsorship program using the professional sports model to grant entitlement sponsorship opportunities and “official” naming rights to major corporations. Under the Travel Channel agreement, we are permitted to incorporate an entitlement sponsorship into the World Poker Tour televised program as long as the Travel Channel reasonably consents to the sponsor and the sponsor purchases a minimum amount of advertising from the Travel Channel. We do not share in the advertising revenue received by the Travel Channel from our sponsors. We utilize a sports promotion agency to broker our agreements with sponsors. Anheuser-Busch became our first corporate sponsor in November 2003 when we entered into an alcohol beverage sponsorship agreement covering Season Two of the World Poker Tour.

Cost of Revenues and Other Items of Expense

      The Company’s cost of revenues relates almost entirely to production costs associated with the World Poker Tour television series. These production costs principally consist of capitalizable direct costs, production overhead and development costs for each episode, including wages and salaries (including equity-based compensation) for production personnel, consulting fees for on-air-talent, payments for cameras, lighting, voice-over and other rental production equipment, engineering costs, travel expenses and rent for production space. The production costs related to each episode are generally expensed as revenues are recognized upon delivery and acceptance of the completed episode. The other component of cost of revenues is costs associated with our retail sales of consumer products. Material selling, general and administrative expenses of the Company include salaries and wages for corporate and administrative personnel, professional fees, rental expense for the Company’s corporate office, insurance costs, costs related to advertising and public relations, travel expenses and fees related to the design of the Company’s website.

Results of Operations

Three Months Ended April 4, 2004 Compared to the Three Months Ended March 30, 2003

      Our revenues were $4.1 million for the three months ended April 4, 2004, compared to $550,000 for the 2003 period. The increase principally resulted from an increase in license fee revenue under the Travel Channel agreement to $3.5 million during the 2004 period, from $500,000 in 2003. This increase resulted from an increase in the number of episodes we produced and delivered under the Travel Channel agreement.

      Cost of revenues was $2.5 million for the three months ended April 4, 2004, compared to approximately $920,000 for the 2003 period. A majority of the increase was attributable to an increase of approximately $436,000 in salaries and wages for production personnel, an increase of approximately $334,000 in editorial costs and increases of $88,000 and $84,000 in camera rental and on-line costs, respectively. In addition, we incurred an additional $996,000 in production costs in 2002 relating to Season One that would have been capitalized and expensed in the 2003 period; however, they were expensed in 2002 because we did not yet have a contract for the sale of the episodes at that time. Cost of revenues also included approximately $93,000 in equity-based compensation in the 2004 period, compared to $19,000 in the 2003 period. The increase in the 2004 period resulted from the increased value of the units subject to consultants’ unit options that vested in these periods.

      Selling and administrative expenses were approximately $801,000 for the three months ended April 4, 2004, compared to approximately $305,000 in the 2003 period. A majority of the increase in the 2004 period resulted from an increase of approximately $144,000 in legal and other professional costs associated with the expansion of our business operations, an increase of approximately $137,000 in personnel costs resulting from the addition of four full time employees during 2003 and an increase of approximately $55,000 in fees and expenses related to the design and maintenance of our website. Other factors attributable to the increase included costs associated with our public relations function and other overhead costs related to our growth.

      For the three months ended April 4, 2004, we realized net earnings of approximately $792,000, compared to a net loss of approximately $730,000 for the 2003 period, due to the factors mentioned above. For purposes of year-over-year comparisons, if a signed agreement had been in place during 2002 and we had been able to capitalize our 2002 production costs for Season One, the net loss for the 2003 period would have been $1.7 million.

Fiscal 2003 Compared to Fiscal 2002

      Our total revenues were $4.3 million for the year ended December 28, 2003. There were no revenues in fiscal 2002. Our revenues in 2003 consisted of $3.9 million in license fees from the Travel Channel; $250,000 in host fees paid by member casinos; and $126,000 in net sales of branded merchandise. The license fees were attributable to our Season One programming, which consisted of 14 two-hour episodes and one one-hour episode and one episode of our Season Two programming.

      Cost of revenues was $2.7 million in 2003 and $1.0 million in 2002. The production costs in 2002 related solely to Season One. A majority of the increase in the 2003 period resulted from an increase of approximately $655,000 in salaries and wages for production personnel and on-air talent, approximately $218,000 in expenses related to set design, set operations and lighting, and approximately $176,000 in voice-over costs related to our post-production process.

      The production costs in 2003 related primarily to Season One but also included costs related to one Season Two episode. All revenues for Season One were recognized in 2003. Therefore, in analyzing our gross margin, it is necessary to consider the combined cost of revenues in 2003 and 2002 of $3.7 million. The resulting gross margin for the two years was $0.6 million, or 13.4% of total revenue, which reflects all revenues and production costs related to Season One and the one Season Two episode. Production expenditures in 2003 that related to other Season Two episodes have been capitalized and are reflected as television costs of $2.0 million on the balance sheet as of December 28, 2003. These costs, as well as costs incurred in 2004 relating to Season Two, are expected to be recognized in 2004 along with the revenues relating to Season Two. Cost of revenues also included approximately $144,000 in equity-based compensation in 2003, compared to approximately $8,000 in 2002. This increase in 2003 resulted primarily from the increased value in 2003 of the units subject to consultants’ unit options that vested in these periods.

      Selling and administrative expenses increased from $1.0 million in 2002 to $1.8 million in 2003. A majority of the increase in 2003 was the result of personnel costs, which increased from approximately $341,000 in 2002 to approximately $817,000 in 2003. This increase is related primarily to our full year of operations in 2003 compared to our partial year operations in 2002 and the addition of four full time employees in 2003 as a result of the development of our business.

      Interest expense increased from $40,000 in 2002 to $142,000 in 2003, because the Company’s indebtedness increased significantly in 2003 and was outstanding for the full year.

      We operated as a limited liability company in 2002 and 2003, and the tax benefits, if any, related to the losses were passed through to the limited liability company members.

      For the year ended December 28, 2003, the Company’s net loss was $493,000, compared to a net loss of $2.1 million in 2002 due to the factors mentioned above.

Outlook

      We completed production of Season Two of the World Poker Tour television series in June 2004 and expect to recognize aggregate revenues of $9.8 million from license fees related to the Season Two episodes under the Travel Channel agreement. We recognized $300,000 and $3.5 million of this amount in the fourth quarter of 2003 and the first quarter of 2004, respectively. We expect to recognize $4.0 million during the second quarter of fiscal 2004, with the remaining $2.0 million to be recognized during the third and fourth quarters of 2004. We currently anticipate generating revenues of approximately $10.8 million from Season Three license fees under the Travel Channel agreement, depending on the number of episodes that ultimately comprise that season. We expect to recognize approximately $3.1 million of this revenue during the third and fourth quarters of fiscal 2004, with the rest being recognized in fiscal 2005. Other sources of expected revenue during the second through fourth quarters of fiscal 2004 include $0.7 million from casino membership fees, approximately $343,000 from international license fees resulting from the distribution of the World Poker Tour’s Season One and $0.6 million in minimum guaranteed brand licensing fees. We expect to recognize revenues of approximately $14.2 million from these known revenue sources in fiscal 2004.

      We also anticipate receiving revenue from additional international license fees, retail sales of our branded consumer merchandise (including sales of the World Poker Tour Season One DVD collection under a pending agreement with a third party distributor and in connection with the release of the Season Two DVD collection) and from corporate sponsorships, which we expect will include entitlement and “official” sponsor packages, on-site live event sponsorships, in-arena advertising, promotional sponsorships.

      Our future revenue growth from the U.S. broadcasts of the series will be limited by our agreement with the Travel Channel, which grants the Travel Channel options for the next five seasons under which we would receive fixed license fees for each episode we produce. The options, if exercised, will give the Travel Channel exclusive rights to exhibit our programs an unlimited number of times on its television network (or any other television network owned by the Discovery Channel) in the United States for four years.

Liquidity and Capital Resources

      Since our inception, we have funded our startup costs, operating costs and capital expenditures through loans from our majority equity owner, Lakes Poker Tour, LLC, a wholly owned subsidiary of Lakes Entertainment, Inc. In the first quarter of 2004, we started to generate positive cash flow from operations and have reduced the balance of the loans significantly. We expect to further reduce the balance of the loans before the completion of this offering. We intend to use the net proceeds of this offering to pay off the remaining balance, if any, of the loans and to expand our business.

      Our loan agreement with Lakes Poker Tour, LLC is a revolving credit arrangement that provides for funding of up to $4.0 million, including accrued interest. The note payable to Lakes Poker Tour accrues interest quarterly at a rate of 6.20% and is due on March 4, 2005. Lakes Poker Tour has the ability to terminate the agreement at its discretion. In the event Lakes Poker Tour terminates the agreement, all amounts advanced and accrued are due one year subsequent to the termination. Lakes Poker Tour provided cash advances under the note of $1.8 million in 2002 and $1.6 million in 2003. Lakes Poker Tour also made a member contribution of $100,000 in 2002. The advances and member contribution in 2002 funded $1.7 million in cash used in operating activities and $202,043 in capital expenditures, and the advances in 2003 funded $1.7 million in cash used in operating activities and $67,881 in capital expenditures.

      For the year ended December 28, 2003, we incurred a net loss of $0.5 million and used cash in operating activities of $1.7 million. At December 28, 2003, we had an accumulated deficit of $2.6 million and $0.5 million of available borrowings under our working capital loan (see Note 4). For the quarter ended April 4, 2004, we realized net earnings of approximately $792,000 and generated $2.6 million of cash from operating activities. At April 4, 2004, we had an accumulated deficit of $1.8 million and $3.1 million of available borrowings under our working capital loan (see Note 4). Subsequent to April 4, 2004, the Company has reduced the outstanding balance of the working capital loan from license fees under the contract with the Travel Channel, and at July 28, 2004, the entire $4.0 million was available under the funding arrangement with Lakes. The generation of cash flow sufficient to meet the Company’s cash needs is dependent not only on the continuance of the World Poker Tour television series, but also on the Company’s ability to expand revenue channels, control production costs, and manage expansion initiatives.

      Absent the receipt of proceeds from the offering contemplated by this prospectus, management believes that the funding available under the working capital loan from Lakes and the increase of expected cash flows from projected operations will provide the Company with sufficient resources to meet its near-term cash requirements, and based on the projected operations of the Company, management believes the Company will be able to generate a positive cash flow by the end of 2004. Management believes that revenues yet to be received from signed contracts, contracts in the process of being signed and other anticipated revenue sources combined with available borrowings under its working capital loan will be sufficient to fund production and other costs. Management believes operating cash flows will increase as a result of revenues generated by expanding the number of episodes in the World Poker Tour television series, World Poker Tour merchandise licensing royalties, international distribution of the World Poker Tour television series, distribution of DVDs and videos, and corporate sponsorships. In 2004, we anticipate receiving a total of approximately $17 million of cash from identified sources, of which approximately $16.2 million will be from signed contracts and approximately $850,000 will be from contracts in the process of being signed. In the event revenues do not materialize as anticipated, management has the ability to curtail discretionary expenses in amounts sufficient to meet the Company’s cash needs throughout 2004; however, if the Company is not able to generate sufficient cash flows, the ongoing operations of the Company may be negatively impacted. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Assuming an initial public offering price of $6.00 per share of common stock, we estimate that the net proceeds to us from this offering will be approximately $21.1 million, after deducting approximately $2.9 million in estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $24.4 million.

      We intend to use the net proceeds to us from this offering for working capital for our operations, capital expenditures, repayment of any remaining balance on our promissory note to Lakes Poker Tour, LLC, and for general corporate purposes. Most of the proceeds of the offering will be used for operating expenses to expand our media and other businesses and for general corporate purposes. We expect that the majority of these expenses will be for production fees, professional fees and payroll. We may use a portion of the proceeds for capital equipment, including studio production equipment, editing equipment for video production and other electronic equipment. We intend to pay any remaining principal and interest balance of our promissory note to Lakes Poker Tour, LLC with the proceeds. The note payable accrues interest quarterly at a rate of 6.2% and is due on March 4, 2005. We believe the proceeds of the offering, along with anticipated revenues, will be sufficient to support our operations for the foreseeable future.

      The table below sets forth our known contractual obligations as of July 28, 2004:

			Payments due by period

			Less Than				More Than
Contractual Obligations	Total		1 Year		1-3 Years	3-5 Years	5 Years

Operating lease	162,000	(1)	162,000	(1)	—	—	—
Purchase obligations	35,000	(2)	35,000	(2)	—	—	—
Employee obligation(3)	2,083,333		1,000,000		1,083,333	—	—

Total	$2,280,333		$1,197,000		$1,083,333	$—	$—

(1)	We have a month-to-month lease for our current office space. The monthly lease payment fluctuates from month to month based on the amount of space we utilize. The average amount paid per month under the lease is approximately $13,500, based on amounts paid in fiscal year 2003. The amount set forth in the table above assumes that we remain in our current office and make monthly lease payments of $13,500 through July 2005.

(2)	Purchase obligations include amounts to be paid to several of our consultants, including: (i) a monthly retainer of $5,000 payable to Brandgenuity, LLC through December 15, 2004; and (ii) a monthly retainer of $10,000 per month to be paid to Gilco Sports & Entertainment Marketing LLC through August 2004.

(3)	Employee obligation includes the base salaries payable to Steven Lipscomb, Audrey Kania and Robyn Moder under their respective employment agreements.

Recent Accounting Pronouncements

      In January 2003, the FASB issued Interpretation No. 46 (Revised December 2003) (FIN 46(R)), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities. FIN 46(R) deferred the effective date until the first interim or annual reporting period ending after March 15, 2004. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which an enterprise becomes involved with the entity and re-evaluated as of the date of triggering events, as defined. The Company has determined that it has no investments or other interests in entities that may be deemed variable interest entities under the provisions of FIN 46(R).

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on the Company’s financial position or results of operations.

Off-Balance Sheet Arrangements

      The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

      The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate these estimates, including those related to the valuation of equity awards issued. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We consider the following accounting policies to be both those most important to the portrayal of our results of operations and financial condition:

•	revenue recognition;

•	television costs; and

•	equity-based compensation

      Revenue recognition: License fee revenue from the World Poker Tour series is recognized upon receipt and acceptance of completed episodes by the Travel Channel in accordance with the terms of the contract. The contract sets forth the number and type of episodes that are required to be delivered to the Travel Channel and the fee that the World Poker Tour will receive for each. World Poker Tour receives written communication from the Travel Channel verifying acceptance of episodes prior to revenue recognition by the World Poker Tour. The Travel Channel makes payments in accordance with an agreed upon schedule. Differences in timing between payments received and episodes delivered and accepted are recorded as deferred revenue or accounts receivable as appropriate. Host fees paid by host casinos are recognized as episodes are aired. Merchandise revenue is recognized upon delivery. Fees paid to resellers are reflected as a reduction of revenues.

      Television costs: Television costs include capitalizable direct costs, production overhead and development costs and are stated at the lower of cost or net realizable value based on anticipated revenue. We have not currently anticipated any revenues in excess of those subject to existing contractual relationships. Marketing, distribution, and general and administrative costs are expensed as incurred. Capitalized television production costs for each episode are expensed as revenues are recognized upon delivery and acceptance by the Travel Channel of the completed episode. Based upon management’s estimates as of December 28, 2003 approximately 100% of capitalized television costs are expected to be recognized during fiscal 2004. No television costs were capitalized as of December 29, 2002 as the Company did not have a contract for the sale of episodes at that time.

      Equity-based compensation: We have equity-based employee and consultant compensation, which is described more fully in Note 5 to the financial statements set forth at the end of this prospectus. We account for equity-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. Compensation expense for unit option grants issued to employees is recorded to the extent the fair market value of the units on the date of grant exceeds the option price. Compensation expense for restricted unit grants is measured based on the fair market value of the units on the date of grant. The compensation expense is amortized ratably over the vesting period of the awards.

      We account for equity-based consultant compensation according to the recognition and measurement principles of EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation expense for unit option grants issued to consultants is recorded at the fair market value of the options at the measurement date, defined as the date the options vest and services have been provided.

Transition to Independent Management of Accounting System and Development of

Internal Support of Disclosure Controls and Procedures and Internal Controls.

      Since our inception, our personnel have been responsible for initiating financial and business transactions, making related bookkeeping entries and verifying the accuracy of our financial reports. However, the personnel of our majority shareholder, Lakes Entertainment, Inc., have historically been responsible for the operation of our financial accounting systems and preparation of our financial reports as part of an arrangement under which Lakes Entertainment provides us with general and administrative services. In addition, some of our disclosure controls and procedures and internal controls have been implemented jointly with and supported by Lakes Entertainment’s own internal controls. We have been transitioning to independent operation of our accounting systems, and we continue to develop the internal support of our disclosure controls and procedures and internal controls. We anticipate that our systems will be independently operational within the next several months. Until such time, however, Lakes Entertainment will continue to operate our accounting systems.

DESCRIPTION OF THE BUSINESS

Overview of Our Business

      WPT Enterprises, Inc. is a media and entertainment company engaged in the creation of branded entertainment through the development, production and marketing of televised programming based on poker and other gaming themes. To date, our operations have principally revolved around the creation of our World Poker Tour brand through the production and licensing of a reality television series exhibited on the Travel Channel that is based on the circuit of previously-established high-stakes poker tournaments that we have affiliated under the “World Poker Tour” name. We began generating revenue during fiscal 2003 and realized quarterly earnings for the first time during the first quarter of fiscal 2004. From March 1, 2002 (the date of our inception) through April 4, 2004 (the end of our most recently completed fiscal quarter), we have incurred an aggregate net loss of $1,845,749.

The “World Poker Tour” Tournaments, Television Series and Brand

      The World Poker Tour is the only existing sports league of affiliated poker tournaments open to the mainstream public. There are currently 15 regular World Poker Tour tournaments (or “tour stops”) on the circuit which are all hosted by prestigious casinos and poker rooms. Each season of tour stops culminates in the WPT Championship at Bellagio, Las Vegas, Nevada, that includes the winner of each of the previous tournaments. The World Poker Tour tour stops have attracted well-known and established professional and amateur poker players on the poker circuit. We also make our tour stops accessible to the mainstream poker player by partnering with casinos and poker rooms which host “satellite” and “super satellite” poker tournaments in which the winner or winners may ultimately earn the right to participate in our main events. See “Access to the World Poker Tour — Our Satellite and Super Satellite Tournaments.” At our tour stops, we videotape the final table of participants competing for some of the poker world’s largest tournament prize pools. We then package this footage into two hour episodes which are distributed for broadcast to both domestic and international television audiences. See “Our Existing Brand — The World Poker Tour.” In addition, we film and produce special episodes based on a variety of non-traditional poker tournaments, which we also distribute for broadcast along with the episodes based on our regular tour stops. See “Our Existing Brand — The World Poker Tour — World Poker Tour Special Events.”

      The World Poker Tour brand has gained recognition through the telecast of World Poker Tour’s television series, which is exhibited on the Travel Channel. Since its premiere during the spring and summer of 2003, the television series has become the Travel Channel’s highest rated program, based on data compiled by Nielsen Media Research that measures the number of television households viewing the series’ episodes. During reruns of Season One on the Travel Channel, ratings for the series increased by more than 30%. Season Two opened with a special episode that was exhibited on the Travel Channel in December 2003 and was followed by another special episode that aired on NBC on Super Bowl Sunday in February 2004. We have recently completed production of the episodes based on Season Two’s regular tour stops, and its season opening tour stop was exhibited on the Travel Channel on March 3, 2004. Season Two will consist of 14 two hour episodes based on the World Poker Tour’s regular tour stops and 11 two-hour episodes based on World Poker Tour special events, with episodes currently scheduled to be exhibited through early 2005. We expect to begin producing our Season Three programming in the summer of 2004.

      We believe that we have strengthened the World Poker Tour brand through our relationships with numerous prestigious casinos, many of which have long-established poker tournaments, our ability to attract well-known, established professional poker players to our tournaments, and our ability to build excitement and identification among a core audience of amateur poker players by giving a broad range of amateurs the ability to compete for seats at our tournaments.

Our Business Units

      Through our three business units, WPT Studios, WPT Consumer Products and WPT Corporate Alliances, we plan to continue building our World Poker Tour concept into a highly-recognizable brand from which we can generate revenues through license fees, retail sales, corporate sponsorships and other sources.

      WPT Studios Through its multi-media entertainment business, WPT Studios generates revenue through the domestic and international licensing of broadcast rights and membership fees from casinos and cardrooms that host the televised World Poker Tour events. The vast majority of WPT Studios’ historical revenue (and approximately 88% of our company’s total historical revenue) has resulted from the licensing of our World Poker Tour television series episodes to the Travel Channel for distribution in the United States. See “Significant Customer” below.

      WPT Consumer Products Through its branded consumer products business, WPT Consumer Products generates revenue through the licensing of our brand to companies seeking to use the World Poker Tour brand and logo in the retail sales of their consumer products and through our sale of company-produced merchandise featuring our World Poker Tour brand.

      WPT Corporate Alliances Through its corporate promotional business, WPT Corporate Alliances generates revenue through sales of corporate sponsorships that include elements of on-air visibility, corporate live event sponsorship, promotional sponsorships and corporate hospitality events.

      The table below sets forth, for each the period shown, the aggregate revenues attributable to each business unit, the amount of such revenues as a percentage of our total revenues, and the net income (loss) attributable to such business unit.

				Three Months Ended

	Since Inception	Fiscal 2002	Fiscal 2003	March 30, 2003	April 4, 2004

WPT Studios
Revenue	$8,026,696	—	$4,133,638	$550,000	$3,893,058
% of Total Revenue	95.6%	—	97.0%	100.0%	94.0%
WPT Consumer Products
Revenue	$244,945	—	$125,871	—	$119,074
% of Total Revenue	2.9%	—	3.0%	—	2.9%
WPT Corporate Alliances
Revenue	$127,500	—	—	—	$127,500
% of Total Revenue	1.5%	—	—	—	3.1%
Total Company Revenue	$8,399,141	—	4,259,509	$550,000	$4,139,632

Significant Customer

      Approximately 88% of our company’s total revenues since inception were derived from license fees under our agreement with the Travel Channel. Therefore, our ability to generate sufficient cash flow to fund our operations is heavily dependent on this agreement. Pursuant to this agreement, we have granted the Travel Channel an exclusive license to exhibit the Season Two episodes of the World Poker Tour television series in the United States and successive one year options to acquire similar rights for the episodes comprising each of the next five seasons (Seasons Three through Seven), which will not be completed until 2009. The Travel Channel has exercised its option for the first of these five seasons (Season Three). See “Description of the Business — WPT Studios — Distribution of the World Poker Tour Television Series — Broadcast License Agreements with the Travel Channel.” Due to the exclusive nature of the license, we expect to remain heavily dependent on our agreement with the Travel Channel throughout its term.

Our Immediate Plans

      Our plan of operation for the remainder of fiscal 2004 includes the production of the World Poker Tour television series’ third season, which will begin in the third quarter. We have historically leased a majority of the studio production equipment, video editing equipment and other electronic equipment that we use in connection with the production of our television series. Prior to the end of fiscal 2004, and in connection with our production of Season Three, we expect to purchase a majority of this production equipment. We will also expand our business operations as we continue to focus on generating revenue from brand licensing arrangements and on-air corporate sponsorships. Based on this expansion, and in connection with our becoming an independent public company, we anticipate adding approximately 10 new full time employees prior to the end of 2004.

      We believe that the proceeds from this offering, along with anticipated revenues from our business operations, will be sufficient to satisfy our cash requirements for at least the next 12 months and into the foreseeable future.

      Therefore, we do not anticipate the need to raise additional funds during the six month period following this offering to meet the expenditures required for our business operations.

Our Future Plans

      Our future plans involve expanding the popularity and reach of the World Poker Tour brand through a variety of endeavors. We intend to focus on the continued growth of World Poker Tour tournaments and the live events that surround them. With our member casinos, we will endeavor to continue the increase in players and prize pools that we have experienced in our first two seasons. Having already established WPT tour stops as premier poker tournaments across the country and outside the United States, our goal is to continue to build these events into major regional and national destinations, drawing a broad array of players, spectators and media. We believe that by increasing the attendance and the popularity of World Poker Tour tournaments, we will increase the visibility of the World Poker Tour brand, expand the distribution of our consumer products and solidify the World Poker Tour circuit of tournaments as the crown jewel of the competitive poker world.

      In addition to focusing on tournament building, we plan to extend the domestic and international footprint of the World Poker Tour brand through derivative products and concepts that utilize our existing content while creating new content. These derivative concepts may include the production of “how-to” poker videos, fictional or reality-based content for television, movies or other visual art media that are based upon the World Poker Tour circuit, the competitors on the World Poker Tour circuit, the casinos that host the World Poker Tour tournaments, or the game of poker itself. Our goal for the World Poker Tour is to continue to build our brand into one of the major players in sports branding, on the order of the National Basketball Association, the National Football League, NASCAR and the Professional Golfers’ Association.

      We are also exploring the possibility of expanding our current business operations into international markets through increased international distribution of our current programming, and the creation of regional poker circuits in different parts of the world. We have also identified international-based gaming ventures, such as Internet sites that support on-line casino operations, poker competition and sports betting activities, as a potential source of future revenue. We have elected not to pursue these ventures as a part of our current business plan due to the current uncertain regulatory environment regarding these activities in the United States and abroad and the need to evaluate further the costs and risks associated with these ventures. See “Risk Factors.”

      In the future, we intend to apply a similar business model to create brands based on gaming-related entertainment concepts other than poker. Our ultimate objective is to be the leading multi-media entertainment company specializing in the development and marketing of premier brands based on gaming themed entertainment.

Our History

      We were founded on March 1, 2002 by Steven Lipscomb, who served as our Chief Executive Officer from our inception until February 2004 and currently serves as our President, and Lakes Poker Tour, LLC, a wholly-owned subsidiary of Lakes Entertainment, Inc., whose founder and Chief Executive Officer, Lyle Berman, also serves as our Chairman and Chief Executive Officer. We were initially organized as a Delaware limited liability company named World Poker Tour, LLC. On July 28, 2004, we converted into a Delaware corporation named “WPT Enterprises, Inc.”

The Audience for Poker Related Entertainment

      The World Poker Tour reaches out to a broad audience by presenting poker in an easy to understand format that incorporates human drama and millions of dollars in prize money. We believe that the World Poker Tour appeals to poker tournament enthusiasts who participate in organized poker tournaments throughout the world, those who play poker in casinos or cardrooms on a regular basis, poker buddies who play in regular home games, sports fans who have a basic knowledge of poker and are attracted to the World Poker Tour television show by its drama and strategy and channel surfers who watch well produced reality TV or sports shows with an interesting story to tell.

Our Existing Brand — The World Poker Tour

World Poker Tour “Tour Stops” and the WPT Championship

      Annual poker tournaments have been hosted by many casinos and cardrooms around the world for many years. To gain a seat at the table in these tournaments, competitors “buy in” by paying an entry fee, some or all of which goes into the tournaments’ prize pools (that is, the amount of money that the winners take home). This buy in amount can be as much as $25,000 at the largest and best-known tournaments. Each player who buys into a tournament receives the same amount of poker chips and competes against the other players until being eliminated by losing all of his or her chips. The remaining players continue to compete until only one player, the champion, remains. Professional and amateur poker players may be drawn to established tournaments based on the size of a poker tournament’s prize pool, the prestigious nature of the casino or cardroom hosting the event, the history and tradition of the tournament itself and the level of the competition drawn to the event.

      The World Poker Tour is a series of previously-established annual poker tournaments that are hosted by some of the world’s most recognizable poker venues and feature large prize pools. While many of these tournaments have been in existence for years, we have turned them into a circuit of events that is affiliated under the World Poker Tour name with the intention of creating a sporting circuit in the tradition of the NBA, the NFL PGA Tour, NASCAR and other sporting circuits.

      The inaugural season of the World Poker Tour consisted of 12 tour stops and the season ending WPT Championship, and we added one additional tournament to the World Poker Tour’s list of tour stops for Season Two. Currently, the World Poker Tour consists of the following 15 annual poker tournaments which will comprise our Season Three tour stops:

•	Grand Prix de Paris — Aviation Club De France (Paris, France);

•	Shooting Stars Tournament — Bay 101 Casino (San Jose, California);

•	Legends of Poker — Bicycle Casino (Bell Gardens, California);

•	Five Diamond World Poker Classic — Bellagio (Las Vegas, Nevada);

•	Borgata Poker Open — Borgata Hotel Casino and Spa (Atlantic City, New Jersey);

•	LA Poker Classic — Commerce Casino (Commerce, California);

•	World Poker Finals — Foxwoods Resort Casino (Mashantucket, Connecticut);

•	Jack Binion World Poker Open — Horseshoe Casino & Hotel / Goldstrike Casino Resort (Tunica, Mississippi);

•	PartyPoker Million — PartyPoker.com (Cruise to Mexico);

•	PokerStars Caribbean Adventure — PokerStars.com (Cruise in the Caribbean);

•	World Poker Challenge — Reno Hilton Hotel (Reno, Nevada);

•	Ultimate Poker Classic — UltimateBet.com (Aruba);

•	Mirage Poker Showdown — Mirage Casino-Hotel (Las Vegas, Nevada);

•	WPT Invitational (Hollywood, California); and

•	WPT Championship — Bellagio (Las Vegas, Nevada).

      In addition to receiving the first place portion of the tournament’s prize pool, each winner of the first 14 World Poker Tour tour stops also receives a paid seat in the World Poker Tour season’s culminating event, the WPT Championship, which is hosted by the Bellagio Las Vegas, Nevada. At the WPT Championship, each of the previous tour stop winners compete with other participants for one of the largest prize pools in tournament poker. During Season Two, this championship event attracted 342 participants who competed for a total prize pool of $8.3 million, of which $2.7 million was awarded to the winner.

      Like most traditional poker tournaments, anyone (subject to the laws of the jurisdiction where the tournament is held) is eligible to buy in and play at the World Poker Tour’s regular season events and the WPT Championship. The style of poker played at all World Poker Tour events is “No Limit Texas Hold ’Em” (for a primer on the rules of this game, see the facing page to the inside back cover of this prospectus). At World Poker Tour tournaments, the players are assigned to different tables at which each competes against the other players until being eliminated by losing all of his or her chips. Tables are combined as players are eliminated and the players holding chips continue to compete until six players remain. On the last day of the tournament these six players compete at the “final table” located in a designated WPT arena until only one player, the champion, remains.

      In establishing and building the World Poker Tour circuit of tournaments, we have entered into agreements with all but one of our member casinos (Aviation Club De France currently participates under an unwritten arrangement). Under these agreements, the casino is responsible for conducting its annual poker tournament, and the member casino pays us a yearly membership fee to have the tournament included as a tour stop on the World Poker Tour circuit. The agreements are for a term of five years and provide us with a unilateral option to renew on the same terms for another five years (this option is bilateral for certain of our member casinos). In each year after its first year of participation, the member casino may elect to withdraw its tournament from the World Poker Tour and terminate the agreement by giving us notice by a specified date or, if earlier, a specified length of time (generally four to six months) prior to the date of the tournament. The agreement restricts the casino from televising the tournament itself or permitting any third party to televise the tournament while the agreement is in effect and for varying periods of time thereafter. We do not consider our business’ future prospects to depend substantially on the restrictive covenants contained in the agreements with our member casinos. Instead, we consider our prospects to depend principally upon such factors as our ability to produce entertaining and popular television shows and respond to changing trends in entertainment, our continued affiliation with established casinos that produce high quality poker events, and our ability to take advantage of the popularity of our brand by expanding into our other proposed business ventures.

Our Television Series

      Through WPT Studios, we videotape the participants at the final table of each World Poker Tour regular season tour stop and at the WPT Championship. Using our innovative sports-style production, we shoot our footage from 16 different camera angles, incorporate graphics and distinctive lighting and add commentary from Vince Van Patten and championship poker player Mike Sexton. Our other on-air talent under contract includes our host, Shana Hiatt. Our production also features a specially designed poker table conducive to televised poker play and includes our WPT Cams, which are small cameras placed on the poker table in front of each player that reveal each competitor’s hidden cards to the television audience at the same time the player looks at his or her hand. This process and its underlying technologies are currently the subject of two patents pending before the United States Patent and Trademark Office. See “Intellectual Property.”

      Using the footage we obtain at the final tables of our World Poker Tour events, we package two-hour episodes from each tournament for distribution and broadcast on cable and/or broadcast television. See “Description of Our Business — Distribution of the World Poker Tour Television Series.”

World Poker Tour Special Events

      In addition to filming and producing content for distribution and exhibition based on the final tables of the World Poker Tour’s regular tour stops, we also film and produce special non-tournament World Poker Tour episodes. To date, these special episodes have included the following special event formats:

•	WPT Ladies Night — This special episode, which features six female poker professionals, aired on December 10, 2003, kicking off Season Two of the World Poker Tour on the Travel Channel.

•	WPT Battle of Champions — The World Poker Tour made its debut on broadcast network television with this special episode that aired during the 2004 Super Bowl Sunday pre-game timeslot on NBC. The special episode featured the 11 tournament winners from the World Poker Tour’s inaugural 2003 season vying to become “WPT Champion of Champions.” The second edition of this special episode premiered on the Travel Channel on May 26, 2004.

•	WPT Hollywood Home Game — This is a series of special episodes that pits Hollywood celebrities against one another at the poker table, where they compete for a seat in the WPT Championship and prize money for their favorite charity. Our second season will contain eight WPT Hollywood Home Games specials. WPT Hollywood Home Games have featured such celebrities as Ben Affleck, Drew Carey, Jack Black, Aisha Taylor, Fred Savage, Mimi Rogers and Steve Harris.

•	WPT Bad Boys of Poker — This is a special episode that features six of what we consider to be the most charismatic professional players on the poker circuit. The special episode is scheduled to premiere on the Travel Channel during Season Two on September 8, 2004.

•	WPT Invitational — This is a regular season tour stop that we also consider to be a special event due to its unique pro-am celebrity tournament format in which we invite Hollywood celebrities to compete against professional and amateur poker players for $200,000 in prize money. While the celebrities in this event participate by invitation, additional seats are reserved for the winners of the World Poker Tour’s regular season tournaments and players who have paid the entry fee into the end-of-the season WPT Championship. We may also use a limited number of seats for promotions. Because anyone can compete with the celebrities by buying into the WPT Championship, the WPT Invitational is an enticing promotion for the WPT Championship.

Access to the World Poker Tour — Our Satellite and Super Satellite Tournaments

      To have a successful large buy-in tournament event like the regular World Poker Tour events or the WPT Championship, “satellite” and “super satellite” tournaments are important in ensuring that the players who buy into the major event anticipate a large field of players that will generate a substantial prize pool for the winners. Satellites are tournaments that allow players to buy in for a fraction of the cost of a major event in hopes of winning a seat in other satellites or the major event itself. For example, assuming that a World Poker Tour event costs $10,000 to enter, a one-table satellite (ten players) for this event would cost $1,000 to play and the winner of the satellite would receive an entry into the $10,000 event (in reality, the buy-in amount would slightly exceed $1,000, with the excess buy-in money going to the host casino). Most casinos host satellites nightly for as little as two weeks and as much as one year prior to their major events. Casinos and cardrooms also host super satellites, which are multi-table tournaments held for major events. Because super satellites contemplate more participants given their multiple table format, the buy-in amounts tend to be significantly less than that of the one-table satellites.

      In order to increase the accessibility of World Poker Tour events, we have launched a program to encourage casinos across the country to provide lower cost satellite or super satellite tournaments to fans across the United States. To date, approximately 30 casinos and cardrooms have hosted World Poker Tour satellite and Super satellite events. In addition to increasing the size and visibility of our tour stops, our satellite and super satellite program makes the World Poker Tour events, including the WPT Championship, more accessible to the mainstream poker player who may not want to cover the entire cost of a large buy-in championship tournament. The satellites and super satellites give these mainstream poker players the opportunity to earn a seat at our tour stops and potentially be a part of the action at the televised final tables. Like the tour stops themselves, these satellite and super satellite events are operated by the host casinos and cardrooms. However, we neither receive revenues nor incur expenses in connection with these events.

Our Business Units

      Our business plan involves building our World Poker Tour concept into a highly-recognizable brand and generating revenues through license fees, retail sales, corporate sponsorships and other sources through three business units: WPT Studios, WPT Consumer Products and WPT Corporate Alliances.

WPT Studios — Distribution of the World Poker Tour Television Series

Broadcast License Agreements with the Travel Channel

      The tour stops and special episodes that comprised the World Poker Tour’s inaugural season were exhibited on the Travel Channel during the spring and summer of 2003 under an agreement we entered into with the Travel Channel in January 2003. In August 2003, we negotiated a second agreement with the Travel Channel for the exhibition of Season Two, which made its regular season debut on March 3, 2004. Under this second agreement, we also granted the Travel Channel successive one year options to acquire an exclusive domestic license to exhibit the episodes produced in connection with Seasons Three through Seven of the World Poker Tour. On May 20, 2004, the Travel Channel exercised its option with respect to Season Three. If the Travel Channel were to exercise all five of its options, it would hold the exclusive U.S. broadcast rights for all seasons through Season Seven (to be completed in 2009) and would retain exclusive rights to broadcast the episodes comprising each of these seasons in the Unites States for a period of four years (three years in the case of Season One), after which we can license those episodes to a different network in the United States.

      Under our agreements with the Travel Channel, we receive fixed license fees for each episode, payable at various times during our production and post-production process. This per-episode license fee increases by a fixed percentage in each year that the Travel Channel exercises its option. For no additional payments, the Travel Channel receives rights to show repeats of the episodes an unlimited number of times on the Travel Channel or other Discovery Channel networks in the United States for a period of four years following an episode’s first exhibition on television in the United States or, if sooner, 60 days after we satisfactorily deliver the episode to the Travel Channel (the license is for three years in the case of the episodes from the Season One). As is customary in most production agreements with television networks, the Travel Channel has retained final edit rights over the programs that we produce.

      Because the license fees we receive pursuant to the Travel Channel agreement increase at a prescribed rate for each new season of the World Poker Tour, our television ratings do not affect the license fees revenue we will receive from the Travel Channel during the term of the agreement. The ratings will, however, affect the Travel Channel’s decision to exercise its remaining options on Seasons Four through Seven. In addition, the ratings evidence the popularity of our television series and the penetration of the World Poker Tour brand, each of which may be an indication of our ability to obtain increased fees for United States broadcast licenses upon the termination of the Travel Channel agreement, as well as our ability to generate revenue from international broadcast licenses and other sources based on the World Poker Tour brand’s popularity.

      While we have retained worldwide television rights to broadcast the episodes outside the United States and the right to pursue other business activities related to the World Poker Tour events and brand, the Travel Channel has rights to receive 15% of our adjusted gross revenues over $1,250,000 from international television licenses, DVD and home video sales, merchandising and publishing activities.

International Television Distribution

      In 2004, we began packaging our U.S. broadcasts into two-hour programs for international distribution and have entered into an exclusive five year agreement with Alfred Haber Distribution, Inc. to negotiate international broadcast licenses for the World Poker Tour’s first and second seasons. Under our agreement, Alfred Haber Distribution has a right to negotiate with prospective international licensees of programming for licenses with terms of up to five years, subject to our prior approval of the license terms. After recouping up to a certain amount of expenses, Alfred Haber Distribution receives 25% of our gross receipts from these international licenses. We have the right to terminate the agreement if Alfred Haber Distribution fails to achieve certain minimum levels of gross sales prior to July 15, 2005 or advance us the funds otherwise required to achieve the minimum gross sales.

      Through Alfred Haber Distribution, we currently have agreements for international distribution of our programming into the United Kingdom, Canada, South Korea, the Philippines, Sweden and Australia. Each of these agreements grants the international licensee an exclusive license to exhibit the World Poker Tour Season One episodes in the applicable territory for a period of time ranging from seven months to two years. In addition, the agreements governing distribution into the United Kingdom and Canada provide the licensee with either an option to license our Season Two programming on similar terms or a right of first refusal and last negotiation with respect to such programming. Alfred Haber Distribution is also in the process of negotiating license agreements to broadcast the World Poker Tour series in India, Denmark and Latin America. Despite these negotiations, there is no assurance that we will be able to enter into agreements for broadcast licenses in these markets on terms that are favorable to us, or at all.

      We are currently negotiating short-term agreements for international broadcast licenses (generally one year or less) based on our belief that increased popularity of our programming in the immediate future, as well as the perceived increase in popularity of poker, will strengthen our bargaining position to negotiate longer-term broadcast license deals in the future.

      We are also evaluating opportunities to leverage our business model and the World Poker Tour brand to create regional tours with the same format internationally. We are already in discussions with casinos in Europe, China, and Latin America regarding the creation of a tour in those territories and are in the process of determining whether these tours would be financially viable business opportunities for us.

World Poker Tour Casino Affiliations

      In addition to revenues from U.S. and international broadcast license fees and revenues from sales of World Poker Tour home entertainment products, the World Poker Tour also generates modest revenues from annual fees from the member casinos that host the World Poker Tour’s annual tour stops. We currently have written agreements with 12 member casinos and one member casino participates under an unwritten arrangement. Our agreement with the Travel Channel permits us to increase the number of televised seasonal tour stops to 17 and our current business plan contemplates expanding the number of World Poker Tour tournaments to 17 tour stops by Season Four.

Competition for World Poker Tour Programming

      In the market for televised poker tournaments, we compete with producers of several poker-related programs, including the “World Series of Poker,” an annual event hosted by the Horseshoe Casino in Las Vegas that airs on ESPN, “Celebrity Poker Showdown,” which airs on Bravo and showcases the appearances of celebrities, and “Late Night Poker,” a U.K. based program that airs on Fox. Fox also broadcasts a tournament from Atlantic City. All programs that currently compete with the World Poker Tour series revolve around special events. The World Poker Tour series differentiates our programming schedule from these competing shows by airing the World Poker Tour series in prime time television during the same timeslot each week. We believe that this type of “appointment” television helps build a following among viewers. In addition to other poker-related programs, the World Poker Tour series also competes with televised sporting events, reality-based television programming and other televised programming that airs during the same timeslot.

WPT Consumer Products

      Based on the popularity of the World Poker Tour series and the increasing recognition of the World Poker Tour brand, we believe that there is a substantial opportunity for consumer products bearing the World Poker Tour name and/or logo, branded casino games and for DVD and video products featuring our series episodes and related content. We plan to access this market though the licensing of our brand to companies seeking to leverage the appeal of the World Poker Tour in the retail sales of their consumer products and through direct sales of our branded merchandise.

Licensing for Third Party Consumer Products

      We have engaged Brandgenuity, an experienced brand licensing company, to pursue a licensing program and negotiate licensing agreements aimed at capitalizing on what we believe is a growing interest in poker in the United States and abroad. In 2004, we have signed agreements pursuant to which we are licensing the World Poker Tour name and logo to third party producers of several types of apparel (including short and long-sleeve tee shirts, sweatshirts, jerseys, polo shirts and pullover shirts), portable video games, handheld electronic LCD games, interactive entertainment and gaming applications for mobile voice and text communication devices, lottery games (including scratch-off games, pull-tabs and terminal ticket generating games), playing cards, poker chips and poker sets. Brandgenuity is also in negotiations with several other producers of branded products that include, but are not limited to, logo wear (hats & t-shirts), video games (plug & play, console, computer, handheld, wireless), home poker tables, books, credit cards, calendars and collectibles.

Casino Games

      We have entered into a license agreement with Lakes Entertainment, Inc. pursuant to which Lakes Entertainment obtained a license to utilize the World Poker Tour name and logo in connection with a World Poker Tour No Limit Texas Hold ’Em casino table game that Lakes Entertainment is developing using certain intellectual property rights of Sklansky Games, LLC. Under the terms of the agreement, if Lakes Entertainment elects to proceed with its development of the casino table game, we would be entitled to receive a specified minimum annual royalty payment or 10% of the gross revenue received by Lakes Entertainment from its sale or lease of this table game, whichever is greater. See “Certain Relationships and Related Transactions.” We have separate agreements with our on-air talent pursuant to which they will allow video endorsements to be integrated into the table game. In exchange, our on-air talent will be entitled to 15% of the license fees we receive from table games that utilize these video endorsements. We are also in preliminary negotiations with several slot machine manufacturers to license the World Poker Tour brand in connection with the development of an electronic poker-related gaming machine.

      In addition to licensing our brand in connection with the development of casino games, we have acquired an 18% ownership interest in PokerTek, Inc., an entity that is developing an automated Texas Hold ’Em poker table. We acquired this interest in exchange for loaning a total of $185,090 to PokerTek pursuant to a 5 year promissory note.

Branded Merchandise

      In 2003, we released a 15-title DVD collection of the World Poker Tour’s inaugural season that includes our thirteen regular two-hour season episodes, a two-hour “WPT Road to the Championship” special episode and a one-hour “WPT Poker Primer” special. The DVD collection is currently available for purchase on the amazon.com zShop that currently serves as the online store engine that manages the Internet ordering and credit card processing of our merchandise. Through the first quarter of fiscal 2004, we have generated $174,034 from sales of the Season One DVD collection.

      We plan to release a similar DVD collection of Season Two. In addition, we plan to create original direct-to-video/ DVD content leveraging the World Poker Tour brand and utilizing footage from the televised series. In addition to selling our home entertainment products through our website, we expect to increase the distribution of these products by entering into arrangements with third party distributors to sell and distribute these products to retail outlets in the United States and abroad. During the second quarter of fiscal 2004, we entered into an agreement with a third party distributor regarding the distribution of the Season One DVD collection and we anticipate that distribution to retail outlets and discount clubs under this agreement will begin during fiscal 2004. Under the agreement, this distributor has the exclusive right to manufacture, market and distribute the Season One DVD collection in North America. In exchange for this right, the distributor is required to pay us 60% of the adjusted gross profits that it derives from its distribution of the DVD collection. In connection with the distribution of our DVD collections, we are also evaluating the potential opportunities for a direct response campaign, or “infomercial,” pursuant to which television and/or radio advertisements would showcase the DVD collections and provide a toll-free telephone number or a world wide web address through which customers can purchase the product.

      In addition to the DVD collections, we offer several items of apparel featuring the World Poker Tour name and/or logo for sale on our online store engine. Through the first quarter of fiscal 2004, we have generated $70,911 from sales of such items. We plan to expand our on-line product offerings in hopes of accelerating this revenue source and will seek to expand our direct sales of branded merchandise, including our DVD collections, through our member and satellite casinos, with the goal of increasing the sales area within their poker rooms and adding display areas in their existing casino retail shops. In addition, we plan to utilize selected sales representative organizations to sell branded merchandise directly to electronic and specialty stores, video and DVD outlets and mass retail.

WPT Corporate Alliances

      As World Poker Tour television ratings, prize money and participation continue to rise, so does corporate interest in poker-related sponsorship, hospitality and co-branded promotional opportunities. With our slate of programs showcasing premier poker venues in the top-rated television series on the Travel Channel, we are ideally situated to extend the World Poker Tour brand into corporate sponsorship, event sponsorship sales, and corporate hospitality.

Corporate Sponsorship

      Based on the success of the World Poker Tour’s Season One programming, WPT Corporate Alliances recently launched a sponsorship program based on the traditional professional sports model that grants entitlement sponsorship opportunities pursuant to which a company’s product may be dubbed an “official” product of the World Poker Tour, and naming rights that entitle one company to be the sole sponsor of an entire World Poker Tour season. Under our broadcast license agreement with the Travel Channel, we are permitted to incorporate an entitlement sponsorship into the World Poker Tour televised program as long as the Travel Channel reasonably consents to the sponsor and the sponsor purchases a minimum amount of advertising from the Travel Channel. We do not share in any advertising revenue paid to the Travel Channel from our sponsors. In addition to requiring corporate sponsors to satisfy these conditions, the Travel Channel may hinder our ability to pursue corporate sponsorship revenue by exercising its final edit rights over our programming in a manner that diminishes the visibility or perceived importance of existing or potential corporate sponsors.

      Anheuser-Busch became our first corporate sponsor in November 2003 when we entered into an alcohol beverage sponsorship agreement covering Season Two of the World Poker Tour. Under the agreement, Anheuser-Busch pays us a sponsorship fee in exchange for the designation of Anheuser-Busch’s “Anheuser World Select” beer as the “Official Beer of the World Poker Tour” and, in addition, Anheuser-Busch purchased at least the minimum amount of advertising from the Travel Channel, in which we do not share. The agreement also entitles Anheuser-Busch to visible logo placements on the final table felt and on banners at World Poker Tour tournaments, sole sponsorship rights to the celebratory toast at the conclusion of each tournament and logo and links privileges on our Internet website, among other sponsorship elements.

      In Season Three of the World Poker Tour and beyond, we plan to offer an entitlement sponsor package with naming rights for an entire season of World Poker Tour programming. In addition, we plan to offer additional corporate sponsors the opportunity to integrate their messages into live event sponsorships, in-arena advertising, promotional sponsorships, online sponsorships, and more.

      We utilize a sports promotion agency, Gilco Sports & Entertainment Marketing LLC, to broker our agreements with sponsors. Under this agreement, we pay Gilco a $10,000 monthly retainer for its services and a commission based on the amount of our gross aggregate sponsorship revenues. We do, however, reserve the right to accept or decline all prospective sponsorship deals.

Non-Televised Event and Promotion Sponsorship

      WPT Corporate Alliances will also serve as the official event sponsorship sales arm of the World Poker Tour and utilize its relationships with casinos and corporations to create and manage on-site event sponsorships in conjunction with World Poker Tour events.

      In Season Three, we plan to offer on-site promotional opportunities to corporate sponsors at World Poker Tour events where they will be able to promote their products directly to the World Poker Tour fan base. On-site event sponsorships would include a booth space at a location near the tournament area where sponsors could promote their products to event attendees. This would give sponsors a convenient location from which they could conduct sampling programs of their products, distribute promotional items, collect sweepstakes registrations, conduct surveys, host poker seminars or engage in other promotional activities. On-site event sponsorship would also include signage, mention in the event program, a link on our website, promotional opportunities, and other non-televised exposure. WPT Corporate Alliances would identify sponsors and manage the multi-day on-site events for a fee.

      WPT Corporate Alliances also manages promotional tie-ins with the World Poker Tour brand. With our ability to offer participation in World Poker Tour events as a prize, we can offer creative promotional tie-ins to sponsors via its network of tournaments and locations. For example, we recently partnered with HBO on a promotion to launch one of its new television shows. Under this promotion, HBO conducted a sweepstakes where six winners were awarded trips to Bellagio Hotel & Casino in Las Vegas where they received a private tutorial from a poker professional and played in a satellite tournament for the chance to win a seat in the WPT Championship. We received a promotional fee for facilitating the poker event and for use of our logo and brand name.

Corporate Hospitality

      WPT Corporate Alliances will serve as our official event sales arm and utilize its relationships with players and casinos to create and manage unique hospitality opportunities featuring poker players.

      We will work with sponsors to develop unique corporate hospitality experiences either in conjunction with World Poker Tour events or in remote locations such as executive retreats or sales meetings. For example, we could arrange for a professional poker player to conduct a poker tutorial for a team of executives, providing tips to improve their game and relating their style of poker play to styles of executive management. We could also conduct a private poker tournament as an activity at a sales meeting — either for prizes or as a charity fundraiser.

Pursuit of Additional Business Opportunities

      We plan to continue exploring additional means by which to strengthen and leverage the World Poker Tour brand. Currently, we are in the beginning stages of exploring the following potential sources of business:

•	partnering or establishing an equity interest in a management company that provides agency services to celebrities within the poker world;

•	development, production and marketing of a complete roster of audio poker programming for radio and the Internet;

•	expansion of worldpokertour.com content;

•	publishing of poker and other gaming related books;

•	partnering with other media companies to expand our content into the magazine publication business;

•	production of poker and gaming themed film;

•	utilizing our library of televised programming to sustain part or all of a televised cable network based on gaming-themed entertainment; and

•	potentially pursuing international Internet gaming ventures such as Internet sites that support on-line casino operations, poker competition and sports betting activities, depending on the legality of Internet gaming in international jurisdictions and the need to evaluate further the costs and risks associated with these ventures.

Intellectual Property

      We have registered the trademark “World Poker Tour” with the U.S. Patent and Trademark Office on the supplemental register in connection with entertainment services and have applications pending for the registration of this mark in four additional classes. We also have U.S. federal trademark applications pending for the following additional marks: “A Chip and A Chair,” “Asian Poker Tour,” “Bad Boys of Poker,” “Battle of Champions,” “European Poker Tour,” “Get Into the Game,” “Global Poker Tour,” “Hollywood Home Game,” “I’m All In,” “It’s About the Poker,” “Ladies’ Night,” “Latin American Poker Tour,” “Poker Tour of Champions,” “Poker Walk of Fame,” “Shuffle Up and Deal,” “The Great American Card Game Has Finally Found A Home,” “The Name of the Game Is No Limit Texas Hold’Em,” “World Baccarat Tour,” “World Backgammon Tour,” “World Blackjack Tour,” “World Horse Racing Tour,” “World Poker Tour & Design,” “World Poker Tour Management,” “World Poker Tour WPT and Design,” “WPT World Poker Tour & Design,” “WPT,” “WPT Cam,” “WPT Management,” and “WPT Poker Corner.” In addition, we have trademark applications pending for the “World Poker Tour,” “World Poker Tour & Design,” and “WPT World Poker Tour & Design” marks in various classes in the European Union and Canada. We have trademark applications pending for “World Poker Tour” in five additional countries and for “WPT” in three countries. We also have applications pending in connection with entertainment services for “WPT” in three countries, for “Latin American Poker Tour” in one country and for “World Poker Corner” in the European Union and Canada. We also have registered the following Internet domain names: www.worldpokertour.com; worldpokertour.net; and worldpokertour.biz.

      We currently have three U.S. patent applications and two international patent applications pending before the U.S. Patent and Trademark Office. The three U.S. patent applications relate to (1) a specially designed poker table that uses integral lighting, (2) a method for exhibiting a card game in a video format, and (3) a method for controlling the pace of a card game. The two international patent applications relate to (1) a specially designed poker table that uses integral lighting and (2) a method for exhibiting a card game in a video format. We believe that our special poker table is conducive to television recording in a way that is superior to other poker tables. We further believe that our method for exhibiting video and graphics on a television screen (including individual players’ hole cards, via strategically placed cameras) provides viewers with an individualized perspective of each player’s cards. Our method for controlling the pace of a card game also is believed to enhance viewer interest. Together, these technologies are designed to heighten the on-screen drama of tournament poker play.

      We believe that several competitive poker-related television programs use exhibition methods and technology that might infringe on one or more claims of our pending patent applications. We have issued letters to the producers of these programs demanding that they cease any further use of our technology and we intend to vigorously enforce our intellectual property rights in order to protect our proprietary processes. As of March 8, 2003, we entered into a settlement agreement with a third party that claimed it held a patent giving it exclusive rights to the form of camera technology we use in producing the World Poker Tour television series. See “Legal Matters” for a description of this settlement.

      It is our policy to require each of our employees, consultants, crew members, and other persons rendering services in connection with our television programs to execute an agreement which contains both a (i) confidentiality provision pursuant to which each such person agrees not to disclose confidential and proprietary information, and (ii) “work made for hire” provision pursuant to which each such person agrees that any intellectual property developed in connection with the World Poker Tour television series by such person during the course of his or her employment (or, if not an employee, during the term of such person’s engagement) is created on a “work made for hire” basis and is owned by us.

Employees

      As of July 1, 2004, we had 10 full time employees. We also utilize a number of production and marketing personnel on an as needed basis to assist in the production of the World Poker Tour television series, which can range from 25 to 90 individuals (including in-house staff and on-location crew members). We consider our relationships with our employees to be satisfactory. None of our employees is covered by a collective bargaining agreement.

Properties

      We currently lease executive office space located in West Hollywood, California at an annual cost of approximately $179,000. In addition, we film our poker tournaments at casinos throughout the world pursuant to agreements with our member casinos. Our current office space is subject to a month-to-month lease and the number of square feet we rent varies from approximately 7,000 to up to approximately 10,000 square feet according to our production schedule and upon how many edit bays we have running during each month. In order to take advantage of current commercial lease rates, we are currently in negotiations to lease approximately 16,000 square feet of space in the Los Angeles area on a longer term basis. This new office would replace our current space and serve as a permanent office that would support our current expansion plans. We anticipate that annual lease payments for the new office will be significantly higher than $179,000 based primarily on the increase in square feet under lease. If we are able to develop additional television programming, we may consider basing certain production units off site.

Legal Matters

      On March 28, 2003, we entered into a Settlement Agreement and Release with HSOR, LLC. The agreement resulted from HSOR’s claim that we were infringing upon an HSOR patent by using small television cameras to reveal players’ “hole” cards or “down” cards to a television audience in connection with the televised exhibition of poker tournaments. Pursuant to the terms of the agreement, we pay HSOR a fee upon the initial domestic television exhibition (by our domestic licensee, currently the Travel Channel) of each program we produce using cameras to show players’ “hole” or “down” cards. We are also obligated to pay an additional fee for the initial exhibition of each such program pursuant to a second license entered into subsequent to the term of the license granted to our initial domestic licensee (the Travel Channel), if any. The initial fee for each program ranges from $1,500 to $3,000, depending upon which network initially exhibits the program within the United States ($1,500 if the network initially exhibiting the program is a network other than ESPN or Fox Sports Network, and $3,000 if the network initially exhibiting the program is ESPN or Fox Sports Network), and the additional fee for each program ranges from $750 to $1,500, depending upon which network subsequently exhibits the program within the United States, if any, with a total cap on the amount of fees paid to HSOR in connection with each program of $3,750. There is no fee associated with subsequent exhibitions of the program during the term of either the first or the second license agreements. In other words, once the $1,500 fee is paid to HSOR in connection with the initial exhibition of each program on the Travel Channel, Travel Channel can exhibit the program as many times as it elects in accordance with the terms of the license to Travel Channel without us having to pay any additional fees to HSOR. The term of the settlement agreement extends for the life of the HSOR patent, which expires in May 2014; provided that, the settlement agreement is terminable by us upon 30 days written notice.

      We are not currently a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position

Lyle Berman	62	Chairman of the Board and Chief Executive Officer
Steven Lipscomb	42	Founder, President and Director
Timothy J. Cope	52	Director
Audrey Kania	43	Executive Vice President
Robyn Moder	29	Executive Vice President
W. Todd Steele	31	Chief Financial Officer and Secretary

      Information with respect to the business experience and affiliations of our directors and executive officers is set forth below.

      Lyle Berman has been the Chairman of the Board of World Poker Tour, LLC since its inception in March of 2002 and Chief Executive Officer since February 25, 2004. Mr. Berman also serves as the Chairman of the Board and Chief Executive Officer of Lakes Entertainment, Inc, a publicly-held company that owns a majority of our common stock through its wholly-owned subsidiary, Lakes Poker Tour, LLC. Previously, Mr. Berman served as the Chairman of the Board of Directors of Grand Casinos, Inc. from October 1991 through December of 1998. Mr. Berman is also a director of Wilsons The Leather Experts Inc. Mr. Berman served as Chief Executive Officer of Rainforest Cafe, Inc. from February 1993 until December 2000.

      Steven Lipscomb, Founder of World Poker Tour, LLC, served as Chief Executive Officer from our inception in March 2002 until February 25, 2004, when he became our President. Mr. Lipscomb has also served as a director since our inception and is the creator and Executive Producer of the World Poker Tour television series. Prior to forming World Poker Tour, LLC, Mr. Lipscomb was an independent producer through his company, Lipscomb Entertainment, producing and directing “On the Inside of The World Series of Poker” for the Discovery Channel in 1999 and filming the “2001 Tournament of Champions of Poker” before going on to create and executive produce “Cruisin’ to a Million” for the Travel Channel, a television program showcasing a million-dollar poker tournament on a cruise ship in the Mexican Riviera.

      Timothy J. Cope has been a director on the Board of World Poker Tour, LLC since its inception in March of 2002 and served as Interim Chief Financial Officer from March 2004 until June 21, 2004. Mr. Cope also serves as President, Chief Financial Officer, Secretary and a director of Lakes Entertainment, Inc, a publicly-held company that primarily manages tribal casinos. Mr. Cope served as Chief Financial Officer of Grand Casinos, Inc. from January 20, 1994 through December of 1998, and served as Executive Vice President of Grand Casinos, Inc. from April of 1997 through December of 1998. Mr. Cope also served as a director of Grand Casinos, Inc. from February 1998 through December 1998.

      Audrey Kania has been a Senior Vice President of World Poker Tour since its inception in March of 2002 and currently serves as Executive Vice President. Her responsibilities include marketing, branding, public relations, licensing, new business development, operations and finance. Prior to joining us, Ms. Kania served for 5 years as a business development strategist at the Walt Disney Company. Prior to Disney, Ms. Kania analyzed and launched new business ventures for companies, including Apple Computer, FMC and Continental Can Company.

      Robyn Moder has been with the World Poker Tour, LLC since its inception in March 2002. Ms. Moder served as Supervising Producer of the World Poker Tour television series during its inaugural season and during Season Two she served as Executive in Charge of Production, overseeing all areas of the show’s production, post-production, operations and finance. Ms. Moder currently serves as Executive Vice President in charge of WPT Studios. Her responsibilities include all areas of production and post-production, television and film development and distribution. Prior to joining us, Ms. Moder served in a freelance capacity for several studios, including CBS from 2001-2002, Paramount Studios during 2001, and

Fox and Warner Brothers during 2000. During 1999, Ms. Moder served as Coordinator for Production Operations and Finance at Twentieth Television, a division of Fox Studios.

      W. Todd Steele joined World Poker Tour, LLC as Chief Financial Officer and Secretary in June 2004. From April 2003 until joining us, Mr. Steele served as Digital Entertainment Director for Sony Pictures. Mr. Steele was self-employed as a private consultant from June 2002 until April 2003, prior to which he was employed by PlanetRx.com, Inc., serving as Director of Finance from October 1999 until August 2000 and as Chief Financial Officer from August 2000 until June 2002. Mr. Steele served as a Manager at American Express from June 1998 through October 1999. Prior to his tenure at American Express, Mr. Steele served in a variety of financial roles for The New York Times Company and Ernst and Young LLP.

Persons About to Become Directors

      Following the effective date of the offering, we will increase the number of director positions on our Board of Directors to eight, and our existing directors will elect the individuals identified below to fill the vacancies created by this increase. Each of these individuals has agreed to serve as a director following the effective date of the offering and has consented our identifying him or her in this prospectus.

Name	Age

Bradley Berman	33
Joseph S. Carson, Jr.	41
Ray M. Moberg	55
Glenn Padnick	56
Mimi Rogers	49

      Information with respect to the business experience and affiliations of the persons about to become directors is set forth below.

      Bradley Berman serves as Vice President of Gaming at Lakes Entertainment, Inc., a publicly-held company that primarily manages tribal casinos, and has served in that capacity since 1998. Lakes Entertainment indirectly owns a majority of our common stock through one of its wholly-owned subsidiaries. Mr. Berman is also President of King Show Games, LLC, a company that develops interactive games that leverage the trends in the video slot machine arena. Mr. Berman has served as President of King Show Games since he founded that company in 1998. Prior to 1998, Mr. Berman held several positions at Grand Casinos, Inc., which is the predecessor company to Lakes Entertainment that is now a subsidiary of Caesars Entertainment, Inc.

      Joseph S. Carson, Jr. currently serves as Chief Operating Officer of Bunin-Murray Productions and has served in that capacity since he joined the company in November 2001. From 1995 until he joined Bunin-Murray, Mr. Carson oversaw the production and finance functions at Twentieth Television, a division of Fox Studios. Previously, Mr. Carson held a number of financial positions with Sony Pictures Entertainment, including serving as the production accountant for “Days of Our Lives” and “The Young and the Restless.”

      Ray M. Moberg retired from Ernst & Young in 2003 after serving for 33 years, including serving as the managing partner of Ernst & Young’s Reno, Nevada office from 1987 until his retirement. In addition to serving as a director and as Chair of the Audit Committee of WPT Enterprises, Inc. following the effective date of this offering, Mr. Moberg is a director of Lakes Entertainment, Inc.

      Glenn Padnick became a founding partner of Castle Rock Entertainment in 1987, where he led that company’s television production and development activities until January 2003. Mr. Padnick continues to provide services to Castle Rock Entertainment in connection with production of DVD products based on that company’s television concepts. From 1977 until the founding of Castle Rock Entertainment, Mr. Padnick held several positions with Embassy Television (f/k/a Tandem Productions and T.A.T Communications), including President of that company from 1984 until 1987.

      Mimi Rogers has worked professionally for the past 23 years as an actor through a personal loan-out corporation named Dynasty Productions. She has appeared in numerous feature films and television shows. In addition, Ms. Rogers co-owns and manages, Millbrook Farm Productions, a film and television production company that she co-founded nine years ago. For the last two years, Ms. Rogers has been the co-owner of Clear Messaging, LLC, an answering service based in Newton, New Jersey.

Compensation of Executive Officers

      The following table sets forth, for the last two fiscal years, the compensation earned for services rendered in all capacities by our Chief Executive Officer and the other highest-paid executive officers serving as such at the end of 2003 whose compensation for that fiscal year was in excess of $100,000. The individuals named in the table will be hereinafter referred to as the “Named Officers.”

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards

					Restricted	Securities
				Other Annual	Stock	Underlying	All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation($)	Award(s)($)	Options(#)	Compensation($)

Lyle Berman(1)	2003	–0–	–0–	–0–	–0–	–0–	–0–
Chief Executive Officer
Steven Lipscomb	2003	200,000	50,000	–0–	–0–	–0–	12,338	(2)
Founder and President	2002	166,667	–0–	–0–	19,200 (3)	–0–	5,703	(2)
Audrey Kania	2003	180,000	–0–	–0–	–0–	–0–	–0–
Executive Vice President	2002	152,308	–0–	–0–	–0–	400,000 (4)	–0–
Robyn Moder	2003	136,539	–0–	–0–	–0–	–0–	–0–
Executive Vice President	2002	76,154	–0–	–0–	–0–	400,000 (4)	–0–

(1)	Mr. Berman was appointed Chief Executive Officer on February 25, 2004.

(2)	Includes insurance premium amounts reimbursed to or contributed on behalf of such individual.

(3)	Represents 15,000 limited liability company units of World Poker Tour, LLC, which were converted into 2,400,000 shares of our common stock on July 28, 2004; the per unit value of each limited liability company unit on the date of grant, as determined by the World Poker Tour, LLC Board of Governors, was $0.78 (representing a per share value of $0.0049). The market value of these shares is $14,400,000, based on an assumed initial public offering price of $6.00 per share.

(4)	These options each vest in four equal annual installments commencing February 25, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table provides information with respect to the executive officers named below concerning the exercisability of options during the 2003 fiscal year and unexercisable options held as of the end of the 2003 fiscal year. The table also reports values for “in-the-money” options that represent the positive spread between the exercise prices of outstanding options and the assumed initial public offering price of $6.00 per share. No stock appreciation rights have been granted.

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options/SARs		In-the-Money Options/SARs
	Shares		at FY-End(#)		at FY-End($)
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Lyle Berman	–0–	–0–	–0–	–0–	–0–	–0–
Steven Lipscomb	–0–	–0–	–0–	–0–	–0–	–0–
Audrey Kania	–0–	–0–	100,000	300,000	599,510	1,798,530
Robyn Moder	–0–	–0–	100,000	300,000	599,510	1,798,530

WPT Enterprises, Inc. 2004 Stock Incentive Plan

      On July 28, 2004, we adopted our 2004 Stock Incentive Plan (the “2004 Plan”) for grants to be made to participants in anticipation of, and following, this offering. The 2004 Plan authorizes the granting of stock based awards to purchase up to 3,120,000 shares of our common stock, including outstanding options to purchase shares and additional options to purchase a total of 1,386,000 shares to be issued on the effective date of the offering to our employees and individuals who are or will become our outside directors, including a total of 1,100,000 shares to be granted to our President, our Executive Vice Presidents and our Chief Financial Officer. Under the 2004 Plan, our board of directors or a committee of two or more non-employee directors designated by our board will administer the 2004 Plan and will have the power to make awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2004 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2004 Plan will include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance units and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the board of directors or committee in their sole discretion.

Employment Agreements

      On March 4, 2002, we entered into a written employment agreement with Steven Lipscomb pursuant to which he served as our Chief Executive Officer and received an annualized base salary of $200,000. Under the agreement, as amended, Mr. Lipscomb was entitled to receive an annual bonus of up to $50,000 based on the amount of revenue generated by our television series and was eligible to participate in an annual bonus pool on 10% of our net profits. In addition, Mr. Lipscomb’s agreement required that we reimburse him for the cost of his health insurance premiums. In connection with entering into the agreement, we issued Mr. Lipscomb 15,000 limited liability company membership units that were converted into 2,400,000 shares of our common stock pursuant to our July 28, 2004 conversion into a corporation. These shares are subject to forfeiture restrictions which lapse in equal installments over four years. The forfeiture restrictions have lapsed on 1,200,000 shares and the restrictions on 600,000 shares will lapse on each of February 25, 2005 and February 25, 2006.

      On February 25, 2004, Mr. Lipscomb’s agreement expired according to its terms. Following expiration of this agreement, Mr. Lipscomb served as our President pursuant to an unwritten arrangement. On April 14, 2004, we entered into a letter agreement outlining the terms of a three year employment agreement that we plan to enter into with Mr. Lipscomb. Under this letter agreement, Mr. Lipscomb will be entitled to an annualized base salary of $500,000 commencing as of December 29, 2003 (which includes back pay for his salary shortfall from January through March 2004) and will be eligible to participate in an annual bonus pool on 10% of our net profits and an additional bonus equal to a percentage of our annual net profits above certain levels. Mr. Lipscomb will also be entitled under this agreement to receive options on the effective date of this offering to purchase 600,000 shares of our common stock at the initial public offering price, which options will vest in equal annual installments over three years commencing on the date of grant.

      Effective as of April 15, 2004, we entered into two-year employment agreements with Audrey Kania and Robyn Moder under which each serves as an Executive Vice President. Under their respective agreements, Ms. Kania and Ms. Moder are each entitled to an annualized base salary of $250,000 and each will be entitled to receive options on the effective date of the offering to purchase 200,000 shares of our common stock at the initial public offering price. These options will vest in equal annual installments over three years commencing on the date of grant. The agreements also provide for participation in future incentive compensation programs and benefit packages that may be established by our Board of Directors on the same terms as other senior and/or executive vice presidents. If we terminate the agreements without cause (as defined in the agreement), Ms. Kania or Ms. Moder, as applicable, will be entitled receive her base salary (as provided under the agreement) and her incentive compensation (based on the average incentive compensation received during the preceding two year period) for a period of six months following her termination.

Board of Directors and Committees

      Our Board of Directors is currently comprised of three members: Messrs. Lyle Berman, Timothy J. Cope and Steven Lipscomb. Immediately following the effective date of this offering, we will increase our Board of Directors to eight members. See “Persons About to Become Directors” above. Prior to this offering, we had a compensation committee that consisted of Messrs. Berman and Lipscomb. Immediately following the effective date of this offering, we will appoint a new compensation committee, an audit committee and a nominating committee (or another committee that will perform the functions of a nominating committee) each of which will comply with the listing requirements of the Nasdaq National Market. At least one member of the audit committee, Ray Moberg, will be an “audit committee financial expert,” as that term is defined in Item 401(h)(2) of Regulation S-K, and will be “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards. We are exempt from certain of these requirements because more than 50% of our voting power is held by Lakes Poker Tour, LLC, and therefore we are considered a “controlled company.” However, we do not intend to make use of the controlled company exemption.

Compensation of Directors

      Currently, our directors receive no compensation for serving as members on our Board of Directors. Immediately following the effective date of the registration statement of which this prospectus is a part, we will elect additional members to serve on our Board as outside directors. Following the effective date, our outside directors will receive annual payments of $25,000 for their service and will be reimbursed for travel and incidental expenses incurred in connection with attending Board meetings. In addition, each outside director will receive an option to purchase 12,000 shares of our common stock at the market price on the date of grant, which options will vest in equal annual installments over three years.

Interlocks and Insider Participation

      Prior to this offering, our compensation committee consisted of Lyle Berman, who also serves as our Chairman and Chief Executive Officer, and Steven Lipscomb, who also serves as our President. Mr. Berman also serves as the Chairman of the Board and Chief Executive Officer of Lakes Entertainment, Inc., which holds a majority of our stock through its wholly-owned subsidiary, Lakes Poker Tour, LLC. Following the effective date of this offering, neither Mr. Berman nor Mr. Lipscomb will serve on the compensation committee.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership before this offering is based on 14,880,000 shares of common stock outstanding immediately prior to the effective date of this offering, subject to the assumptions set forth below. Percentage ownership after this offering is based on 18,880,000 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of June 1, 2004, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each of the following persons is 1041 North Formosa Avenue, Formosa Building, Suite 99, West Hollywood, California, 90046.

			Percentage of Shares
	Share Beneficially		Outstanding Beneficially Owned
	Owned Prior to
Name of Beneficial Owner	the Offering		Prior to Offering	After Offering

Lakes Entertainment, Inc.(1)	12,480,000		83.9%	66.1%
Lyle Berman	12,480,000	(2)	83.9	66.1
Steven Lipscomb	2,400,000	(3)	16.1	12.7
Timothy J. Cope	12,480,000	(4)	83.9	66.1
Audrey Kania	200,000	(5)	1.3	1.0
Robyn Moder	200,000	(5)	1.3	1.0
W. Todd Steele	—		—	—
Bradley Berman	—		—	—
Joseph S. Carson, Jr.	—		—	—
Ray M. Moberg	—		—	—
Glenn Padnick	—		—	—
Mimi Rogers	—		—	—
All directors, persons who will serve as directors immediately following the effective date of this offering and executive officers as a group (12 people)	15,280,000	(6)	100.0	79.3

(1)	Lakes Entertainment, Inc. holds all shares through its wholly-owned subsidiary, Lakes Poker Tour, LLC. The address for Lakes Poker Tour, LLC and Lakes Entertainment, Inc. is 130 Cheshire Lane, Minnetonka, MN 55305.

(2)	Consists of the shares beneficially owned by Lakes Entertainment, Inc., a corporation for which Mr. Berman serves as Chairman of the Board and Chief Executive Officer. Mr. Berman disclaims all beneficial ownership of these shares. Mr. Berman’s address is 130 Cheshire Lane, Minnetonka, MN 55305.

(3)	Includes 1,200,000 shares subject to forfeiture restrictions that will lapse with respect to 600,000 shares on each of February 25, 2005 and February 25, 2006.

(4)	Consists of the shares beneficially owned by Lakes Entertainment, Inc., a corporation for which Mr. Cope serves as President and Chief Financial Officer. Mr. Cope disclaims all beneficial ownership of these shares. Mr. Cope’s address is 130 Cheshire Lane, Minnetonka, MN 55305.

(5)	Includes 200,000 shares that such person has the right to acquire pursuant to options exercisable in the next 60 days.

(6)	Includes 400,000 shares that such persons have the right to acquire pursuant to options exercisable in the next 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General and Administrative Services Provided by Lakes Entertainment, Inc.

      Our majority shareholder, Lakes Entertainment, Inc., provides us with general and administrative services that include accounting, finance and treasury, tax, human resources/personnel, employee benefits, retail, systems support and marketing support. As reimbursement of compensation for these services, Lakes Entertainment bills us an amount equal to the gross wages of the Lakes Entertainment employees that provide us with services based upon the actual time incurred on our matters. The costs of these services totaled $144,000 in fiscal 2003 and $96,000 in fiscal 2002.

Loan Agreement with Lakes Entertainment, Inc.

      We were initially formed on March 1, 2002 as a Delaware limited liability company named “World Poker Tour, LLC,” approximately 84% of which was held by Lakes Poker Tour, LLC (a wholly-owned subsidiary of Lakes Entertainment, Inc.) and approximately 16% of which was held by Steven Lipscomb. On July 28, 2004, we converted into a Delaware corporation named WPT Enterprises, Inc.

      As of March 4, 2002, we entered into a Loan Agreement (the “Loan Agreement”) with Lakes Poker Tour, LLC, the wholly-owned subsidiary of Lakes Entertainment, Inc. that holds a majority of our common stock. Pursuant to the Loan Agreement, we were allowed to borrow up to $4,000,000 pursuant to a promissory note. The note accrues interest at an annual rate of 6.2%. The note matures and is payable in full on March 4, 2005; provided, however, that Lakes Poker Tour has the ability to terminate the agreement at its discretion. In the event Lakes Poker Tour terminates the agreement, all amounts advanced and accrued are due one year subsequent to the termination. The Loan Agreement contains typical loan terms regarding the provision of financial information to Lakes Poker Tour on a scheduled basis, approval by Lakes Poker Tour of business activities out of our ordinary course of business and our agreement not to make material changes in our business or to operate out of our ordinary course of business. We granted a security interest to Lakes Poker Tour in all of our assets as security for the loan. As of July 28, 2004, there was a remaining balance of $0 in principal and interest under the note. We will use part of the proceeds of the offering to pay the remaining sums due on the note, if any. See “Use of Proceeds.”

License Agreements with Lakes Entertainment, Inc. and Sklansky Games, LLC

      We entered into a license agreement with Lakes Entertainment, Inc., which holds a majority of our stock through its wholly-owned subsidiary, Lakes Poker Tour, LLC. Under this agreement, Lakes Entertainment obtained a license to utilize the World Poker Tour name and logo in connection with a casino table game that Lakes Entertainment is developing using certain intellectual property rights of Sklansky Games, LLC. Under the terms of the agreement, if Lakes Entertainment elects to proceed with its development of the casino table game, we would be entitled to receive a specified minimum annual royalty payment or 10% of the gross revenue received by Lakes Entertainment from its sale or lease of the game, whichever is greater. See “Description of the Business — Our Business Units — WPT Consumer Products — Casino Games.” In addition to Lakes Entertainment’s ownership, through Lakes Poker Tour, LLC, of a majority of our common stock, Lyle Berman, our Chairman and Chief Executive Officer, and Brad Berman, Mr. Berman’s son, own 28% and 44%, respectively, of the outstanding equity interests in Sklansky Games.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

      We have applied to list our common stock on the Nasdaq National Market under the symbol “WPTE.”

Record Holders

      As of April 4, 2004, there were two holders of record of membership interests of World Poker Tour, LLC, which were converted into our common stock on July 28, 2004.

Dividends

      We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Lakes Entertainment, Inc., the entity that owns a majority of our common stock through a wholly-owned subsidiary, has agreed that it and its subsidiaries, including our company, will not pay dividends until the December 28, 2004 expiration of an indemnification agreement that Lakes Entertainment entered into with Grand Casinos, Inc., a subsidiary of Caesars Entertainment, Inc. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

      As a Delaware limited liability company, we maintained the 2002 Unit Option Plan (the “LLC Plan”), which was approved to grant up to an aggregate of 7% of our limited liability membership interests (calculated on a fully-diluted basis). The LLC Plan was designed to attract, retain and motivate our employees and consultants. We issued options to purchase the entire 7% membership interest that is eligible for issuance under the LLC Plan to certain of our executive managers and key employees, all of which remained outstanding on April 4, 2004. We sought approval from our members in connection with our adoption of the LLC Plan.

      On July 28, 2004, we adopted a 2004 Stock Incentive Plan (the “2004 Plan”), which is approved to grant up to an aggregate of 3,120,000 shares of our common stock. See “Management-WPT Enterprises, Inc. 2004 Stock Incentive Plan.” In connection with our conversion into a corporation, all outstanding options to purchase membership units in World Poker Tour, LLC were converted into options to purchase an aggregate of 1,120,000 shares of our common stock at a nominal per share exercise price, all of which options are treated as awards granted under the 2004 Plan.

      The following table sets forth certain information as of December 28, 2003 with respect to the 2004 Plan:

Number of
Securities Remaining
Available for
	Number of		Future Issuances
	Securities to be	Weighted-	Under Equity
	Issued Upon	Average Exercise	Compensation Plans
	Exercise of	Price of	(Excluding Securities
	Outstanding Options	Outstanding Options	Reflected in
Plan Category	(A)	(B)	Column(A))

Equity Compensation Plans Approved By Security Holders:
2004 Stock Incentive Plan	1,120,000	$0.0049	2,000,000
Equity Compensation Plans Not Approved By Security Holders:
None	—	—	—

TOTAL	1,120,000	$0.0049	2,000,000

DESCRIPTION OF CAPITAL STOCK

      The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

      Giving effect to our July 28, 2004 conversion into a corporation, there were 14,880,000 shares of our common stock issued and outstanding to our two stockholders. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share, and we will have an aggregate of 18,880,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time, 1,120,000 shares of our common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

      Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

      Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

      Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

      Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

      Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 20,000,000 shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Limitations on Directors’ Liability

      Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

      In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

      To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

      Certain provisions set forth in our certificate of incorporation, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Blank Check Preferred Stock

      Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Special Meetings of Stockholders

      Our bylaws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Delaware Takeover Statute

      In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      The Section 203 prohibition on business combinations will not apply to Lakes Poker Tour, LLC (or its parent corporation, Lakes Entertainment, Inc.) because Lakes Poker Tour, LLC became an “interested stockholder” prior to our becoming a public company.

Potential for Anti-Takeover Effects

      While the foregoing provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be Wells Fargo Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, our current stockholders will own 14,880,000 shares of our common stock which will represent approximately 79% of the total outstanding shares of our common stock (76% if the underwriters’ over-allotment option is exercised in full), and designated key employees, consultants and on-air talent will have the right to purchase 560,000 shares of our common stock (approximately 3% of the outstanding shares) through the exercise of immediately exercisable options. These designated individuals hold options to purchase an additional 560,000 shares of common stock that are subject to future vesting. We will also be issuing options to purchase a total of 1,386,000 shares of our common stock on the effective date of the offering to certain of our employees and to individuals who are or will become our outside directors, including 1,100,000 shares subject to options to be granted to our President, Executive Vice Presidents and Chief Financial Officer. These options will have an exercise price equal to the initial public offering price and will vest in three annual installments commencing on the first anniversary of the date of grant. We, our directors, executive officers, certain other officers and stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Feltl and Company. Investors who purchase shares in the offering under the directed share program will also be subject to this 180-day “lock-up” restriction. See “Underwriting — Lock-Up Agreement” and “Underwriting — Directed Share Program.” After the expiration of a 180-day “lock-up” period from the effective date, those stockholders and option holders will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, approximately 14,880,000 shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 188,800 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      We cannot predict the effect, if any, that future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 180-day period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

UNDERWRITING

      Under the terms and subject to the conditions in an underwriting agreement dated                     , 2004, we have agreed to sell to the underwriters named below, for whom Feltl and Company is acting as the representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Feltl and Company

Total	4,000,000

      Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us 4,000,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriting agreement provides that the underwriters’ obligations to purchase our shares are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

Commissions, Discounts and Expenses

      The underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares to securities dealers at the price to the public less a concession not in excess of $          per share. After the shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time. The underwriters will also receive a nonaccountable expense allowance equal to 1% of the public offering price set forth on the cover of this prospectus for the sale of all the shares sold (including shares sold pursuant to the overallotment to options, if any).

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering assuming an estimated initial public offering price of $6.00 per share of common stock. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Payable by Us

	No Exercise	Full Exercise

Per Share	$0.42	$0.42
Total	$1,680,000	$1,932,000

      We estimate that the total expenses of this offering will be approximately $950,000, excluding underwriting discounts, commissions and the nonaccountable expense allowance. In addition, we will pay the underwriters a nonaccountable expense allowance of $240,000 assuming an initial public price of $6.00 per share.

Warrant

      We have agreed to sell to the representative, for nominal consideration, a warrant (the “Underwriters’ Warrant”) to purchase up to a total of 400,000 shares of our common stock. The Underwriters’ Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to 160% of the offering price set forth on the cover of this prospectus for a period of four years. The Underwriters’ Warrant contains customary antidilution provisions and certain demand and participatory registration rights. The Underwriters’ Warrant also includes a “cashless” exercise provision entitling the holder to convert the Underwriters’ Warrant into shares of our common stock. The Underwriters’ Warrant may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this prospectus, except to officers or partners of the underwriters and members of the selling group and/or their officers or partners.

Over-Allotment Option

      We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up and Related Agreements

      Except as noted below, our directors, executive officers and principal stockholder have agreed with the underwriter that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for shares of common stock. We have entered into an agreement with the underwriters that we will not issue additional shares (with the exception of shares pursuant to the over-allotment option) of our common stock prior to the end of the 180-day period following the date of this prospectus, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. The representative may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements. There are no agreements between the underwriters and us or any of our directors, executive officers or principal stockholder releasing us or them from these agreements prior to the expiration of the 180-day period.

Indemnification

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Listing of Common Stock

      We have applied to list our common stock on the Nasdaq National Market under the symbol “WPTE.”

Offering Price Determination

      Prior to this offering, there has been no market for the Company’s common stock. The public offering price has been arbitrarily determined by negotiations between the Company and the representative, bears no relationship to the Company’s earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price for the common stock after this offering. After completion of this offering, the market price of the common stock will be subject to change as a result of market conditions and other factors.

Stabilization; Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriter under the over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, and syndicate covering transactions may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

Directed Share Program

      At our request, the underwriters have reserved up to 75,000 shares, or approximately 2% of the shares offered by this prospectus, for sale to certain non-employees under a directed share program. These reserved shares will be allocated by the representative pursuant to a list compiled by the Company and delivered to the representative that identifies individuals who have expressed an interest in participating in the offering. However, people who are allocated shares based on such an expression of interest are in no way obligated or committed to purchase shares in the offering. All persons who choose to purchase reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus. Participants in the directed share program will agree not to sell or otherwise dispose of the shares acquired in this program for a period of 180 days from the date of this prospectus but only to the extent they ultimately choose to purchase shares under the directed share program. The representative may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from these restrictions.

Discretionary Accounts

      The representative has advised us that it does not intend to confirm sales of the shares to discretionary accounts.

Representative’s Experience

      Feltl and Company, the representative of the underwriters, is principally engaged in providing securities brokerage, investment banking and related financial services to individuals, institutions and corporations. Feltl and Company provides consulting and financial services to private and public entities seeking to obtain or participate in financing arrangements. Although various employees have extensive background and experience raising public equity offerings, Feltl and Company, as an entity, has not yet conducted a public equity offering.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Neil I. Sell, a partner in Maslon Edelman Borman & Brand, LLP, is a member of the Board of Directors of Lakes Entertainment, Inc., the indirect parent corporation of the Company. Mr. Sell beneficially owns 978,299 shares of Lakes Entertainment, Inc. common stock, which includes 6,000 shares that are subject to stock options exercisable within 60 days and an aggregate of 968,100 shares held by four irrevocable trusts for the benefit of Lyle Berman’s children with respect to which Mr. Sell has shared voting and dispositive powers as a co-trustee. Mr. Sell has disclaimed beneficial ownership of all shares held by these irrevocable trusts. Certain matters in connection with the offering will be passed upon for the representative by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.

EXPERTS

      The financial statements related to World Poker Tour, LLC included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

WORLD POKER TOUR, LLC

Financial Statements for the Year Ended

December 28, 2003 and the Period from Inception
(March 1, 2002) to December 29, 2002 and
Report of Independent Registered Public Accounting Firm

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 29, 2002, December 28, 2003, and April 4, 2004 (Unaudited)	F-4
Statements of Operations for the Period from Inception (March 1, 2002) to December 29, 2002, for the Year Ended December 28, 2003 and for the Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited)
F-5
Statements of Members’ Deficit for the Period from Inception (March 1, 2002) to December 29, 2002, for the Year Ended December 28, 2003 and for the Quarter Ended April 4, 2004 (Unaudited)	F-6
Statements of Cash Flows for the Period from Inception (March 1, 2002) to December 29, 2002, for the Year Ended December 28, 2003 and for the Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited)
F-7
Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Governors of World Poker Tour, LLC:

West Hollywood, California

      We have audited the accompanying balance sheets of World Poker Tour, LLC (the Company) as of December 29, 2002 and December 28, 2003, and the related statements of operations, statements of members’ deficit, and cash flows for the period from inception (March 1, 2002) to December 29, 2002 and the year ended December 28, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements present fairly, in all material respects, the financial position of World Poker Tour, LLC as of December 29, 2002 and December 28, 2003, and the results of its operations and its cash flows for the period from inception (March 1, 2002) to December 29, 2002 and the year ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

April 9, 2004

July 28, 2004 as to Note 9

WORLD POKER TOUR, LLC

BALANCE SHEETS

				April 4, 2004

	December 29, 2002		December 28, 2003	Actual	Pro Forma

				(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Accounts receivable	$		$332,281	$264,120
Inventory			9,607	5,175
Television costs			1,979,267	1,841,207
Offering costs				383,718
Other current assets		12,017	113,445	22,798

Total current assets		12,017	2,434,600	2,517,018
PROPERTY AND EQUIPMENT, net		150,945	111,681	153,525

Total assets		$162,962	$2,546,281	$2,670,543

LIABILITIES AND MEMBERS’ DEFICIT
CURRENT LIABILITIES:
Outstanding checks in excess of bank balance		$7,291	$184,490	$199,578
Accounts payable		45,005	73,748	52,206
Due to parent		96,000	240,000	—
Deferred revenue		159,990	505,000	2,150,649
Accrued payroll and related			39,675	25,540
Accrued expenses		65,911	243,442	641,454

Total current liabilities		374,197	1,286,355	3,069,427
NOTE PAYABLE TO PARENT (Note 4)		1,819,937	3,428,887	877,157

Total liabilities		2,194,134	4,715,242	3,946,584
COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBERS’ DEFICIT:
Class A Units — par value of $1.28
Authorized 93,000 units; 93,000 issued and outstanding		119,200	119,200	119,200
Class B Units — par value of $1.28
Authorized 7,000 units; 0 issued and outstanding
Preferred Stock, $0.001 par value
Authorized 20,000,000 shares; 0 issued and outstanding on a pro forma basis
Common Stock, $0.001 par value
Authorized 100,000,000 shares; 14,880,000 issued and outstanding on a pro forma basis					14,880
Additional paid in capital		10,833	360,833	460,833
Accumulated deficit		(2,144,098)	(2,637,312)	(1,845,749)	(1,280,596)
Deferred compensation		(17,107)	(11,682)	(10,325)	(10,325)

Total members’ deficit		(2,031,172)	(2,168,961)	(1,276,041)	(1,276,041)

Total liabilities and members’ deficit		$162,962	$2,546,281	$2,670,543

See notes to financial statements.

WORLD POKER TOUR, LLC

STATEMENTS OF OPERATIONS

	Period from Inception		Three Months Ended
	(March 1, 2002)	Year Ended
	to December 29, 2002	December 28, 2003	March 30, 2003	April 4, 2004

			(Unaudited)	(Unaudited)
REVENUES:
License fee	$	$3,883,638	$500,000	$3,643,058
Host fee		250,000	50,000	250,000
Sponsorship			—	127,500
Merchandise		125,871	—	119,074

Total revenue		4,259,509	550,000	4,139,632
COST OF REVENUES (inclusive of equity-based compensation expense of $8,333 for the period ended December 29, 2002; $144,120 for the year ended December 28, 2003; $18,750 for the three months ended March 30, 2003 and $92,646 for the three months ended April 4, 2004)	1,004,139	2,686,672	919,806	2,471,691

GROSS MARGIN	(1,004,139)	1,572,837	(369,806)	1,667,941
EXPENSES:
Selling and administrative (inclusive of equity-based compensation expense of $4,593 for the period ended December 29, 2002; $5,425 for the year ended December 28, 2003; $1,357 for the three months ended March 30, 2003 and $1,357 for the three months ended April 4, 2004)	1,048,864	1,817,025	305,227	801,363
Depreciation	51,098	107,145	17,955	33,874

Total expenses	1,099,962	1,924,170	323,182	835,237

EARNINGS (LOSS) FROM OPERATIONS	(2,104,101)	(351,333)	(692,988)	832,704
OTHER EXPENSE:
Interest	39,997	141,881	36,532	41,141

NET EARNINGS (LOSS)	$(2,144,098)	$(493,214)	$(729,520)	$791,563

NET EARNINGS (LOSS) PER COMMON SHARE — BASIC	$(0.17)	$(0.04)	$(0.06)	$0.06

NET EARNINGS (LOSS) PER COMMON SHARE — DILUTED	$(0.17)	$(0.04)	$(0.06)	$0.05

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING — BASIC	12,480,000	13,213,333	12,773,333	13,653,333

DILUTIVE EFFECT OF RESTRICTED STOCK	—	—	—	1,598,173
DILUTIVE EFFECT OF STOCK OPTIONS	—	—	—	746,270

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING — DILUTED	12,480,000	13,213,333	12,773,333	15,997,776

See notes to financial statements.

WORLD POKER TOUR, LLC

STATEMENTS OF MEMBERS’ DEFICIT

Period from Inception (March 1, 2002) to December 29, 2002 and Year Ended December 28, 2003
and Quarter Ended April 4, 2004 (Unaudited)

	Class A Units		Additional
			Paid-in	Accumulated	Deferred
	Shares	Amount	Capital	Deficit	Compensation	Total

BALANCES AT MARCH 1, 2002
Issuance of Class A units	93,000	$119,200			$(19,200)	$100,000
Issuance of Class B unit options to employees			$2,500		(2,500)
Vesting of Class B units to consultants			8,333			8,333
Reduction of deferred compensation					4,593	4,593
Net loss				$(2,144,098)		(2,144,098)

BALANCES AT DECEMBER 29, 2002	93,000	119,200	10,833	(2,144,098)	(17,107)	(2,031,172)
Reduction of deferred compensation					5,425	5,425
Vesting of Class B units to consultants			350,000			350,000
Net loss				(493,214)		(493,214)

BALANCES AT DECEMBER 28, 2003	93,000	$119,200	$360,833	$(2,637,312)	$(11,682)	$(2,168,961)
Reduction of deferred compensation (Unaudited)					1,357	1,357
Vesting of Class B units to consultants (Unaudited)			100,000			100,000
Net earnings (Unaudited)				791,563		791,563

BALANCES AT APRIL 4, 2004 (Unaudited)	93,000	$119,200	$460,833	$(1,845,749)	$(10,325)	$(1,276,041)

See notes to financial statements.

WORLD POKER TOUR, LLC

STATEMENTS OF CASH FLOWS

	Period from Inception		Three Months Ended
	(March 1, 2002)	Year Ended
	to December 29, 2002	December 28, 2003	March 30, 2003	April 4, 2004

			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$(2,144,098)	$(493,214)	$(729,520)	$791,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	51,098	107,145	17,955	33,874
Equity-based compensation expense	12,926	149,545	20,107	94,003
Changes in current assets and liabilities:
Accounts receivable		(332,281)	(509,542)	68,161
Inventory		(9,607)	(1,092)	4,432
Television costs		(1,773,387)	(227,600)	145,414
Other current assets	(12,017)	(101,428)	(6,828)	(293,071)
Accounts payable	45,005	28,743	41,274	(21,542)
Due to parent	96,000	144,000	36,000	(240,000)
Deferred revenue	159,990	345,010	(25,000)	1,645,649
Accrued expenses	65,911	217,206	(65,497)	383,877

Net cash provided by (used in) operating activities	(1,725,185)	(1,718,268)	(1,449,743)	2,612,360
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(202,043)	(67,881)	(6,092)	(75,718)

Net cash used in investing activities	(202,043)	(67,881)	(6,092)	(75,718)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in cash provided by checks drawn in excess of bank balances	7,291	177,199	183,465	15,088
Member contribution	100,000		—
Proceeds from (repayments of) notes payable to parent	1,819,937	1,608,950	1,272,370	(2,551,730)

Net cash provided by (used in) financing activities	1,927,228	1,786,149	1,455,835	(2,536,642)

NET CHANGE IN CASH	—	—	—	—
CASH — Beginning of period	—	—	—	—

CASH — End of period	$—	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Noncash operating activities:
Capitalized television costs related to equity options issued to consultants		$(205,880)		$(7,354)
Cash paid during the period for interest				$(214,331)

See notes to financial statements.

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited)

1.	Nature of Business and Summary of Significant Accounting Policies

      Organization — World Poker Tour, LLC (WPT or the Company) was formed on March 1, 2002 as a majority-owned indirect subsidiary of Lakes Entertainment, Inc. (Lakes or Parent) through Lakes Poker Tour, LLC, Lakes’ wholly-owned subsidiary. Lakes will remain the Company’s majority shareholder following completion of its currently planned public offering of common stock and will continue to have control over the Company’s operations and management. WPT has established a global series of poker tournaments at locations in the United States and various other countries, to be filmed and broadcast on television.

      In March 2003, WPT entered into an agreement with the Travel Channel, L.L.C. (TRV), granting TRV the right to broadcast the first season of the World Poker Tour series which has now been completed. Under the agreement, TRV has the exclusive right, license, and privilege to exhibit, market, distribute, transmit, perform and otherwise exploit each of the first season’s thirteen two-hour programs produced by WPT for an unlimited number of times over a three year period within the United States. During July 2003, WPT reached an agreement with TRV for a second season with TRV being granted options for five additional seasons. Substantially all of WPT’s revenues are derived from license fees and related host fees and accordingly WPT is presented as a single segment.

      Financial Condition and Management’s Plans — For the year ended December 28, 2003, the Company incurred a net loss of $493,214 and used cash in operating activities of $1,718,268. At December 28, 2003 the Company had an accumulated deficit of $2,637,312 and $571,113 of available borrowings under its working capital loan (see Note 4). Subsequent to December 28, 2003, the Company has reduced the outstanding balance of the working capital loan from license fees under the contract with the Travel Channel, and at April 4, 2004 approximately $3.1 million was available under the funding arrangement with Lakes. The generation of cash flow sufficient to meet the Company’s cash needs is dependent not only on the continuance of the World Poker Tour television series, but also on the Company’s ability to expand revenue channels, control production costs, and manage expansion initiatives.

      Management believes that the funding available under the working capital loan from Lakes and the increase of expected cash flows from projected operations will provide the Company with sufficient resources to meet its near-term cash requirements, and based on the projected operations of the Company, management believes the Company will be able to generate a positive cash flow by the end of 2004. Management believes that revenues yet to be received from signed contracts, contracts in the process of being signed and other anticipated revenue sources combined with available borrowings under its working capital loan will be sufficient to fund production and other costs. Management believes operating cash flows will increase as a result of revenues generated by expanding the number of episodes in the World Poker Tour television series, World Poker Tour merchandise licensing royalties, international distribution of the World Poker Tour television series, distribution of DVDs and videos, and corporate sponsorships. In the event revenues do not materialize as anticipated, management has the ability to curtail discretionary expenses in amounts sufficient to meet the Company’s cash needs throughout 2004; however, if the Company is not able to generate sufficient cash flows, the ongoing operations of the Company may be negatively impacted. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Basis of Presentation — These financial statements have been prepared according to accounting principles generally accepted in the United States of America.

      Unaudited Condensed Financial Statements — The condensed financial statements as of April 4, 2004 and for the three months ended March 30, 2003 and April 4, 2004 are unaudited. In the opinion of

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations as of the date and for such periods. Results of interim periods are not necessarily indicative of the results to be expected for the entire fiscal year.

      Year End — The Company has a 52- or 53-week accounting period ending on the Sunday closest to December 31 of each year. The Company’s fiscal years for the periods shown on the accompanying statements of operations ended on December 28, 2003 (2003) and December 29, 2002 (2002).

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — License fee revenue from the World Poker Tour series is recognized upon receipt and acceptance of completed episodes by TRV in accordance with the terms of the contract. Host revenues paid by host casinos are recognized as episodes are aired. Merchandise revenue is recognized upon delivery. Fees paid to merchandise resellers are reflected as a reduction of revenues.

      Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand and in banks, interest-bearing deposits, money market funds and other instruments with original maturities of three months or less. Checks issued but not presented for payment to the bank are reflected as outstanding checks in excess of bank balance in the accompanying financial statements.

      Inventory — Inventory consists of merchandise to be sold either on a direct sales basis or through wholesale distributors and retailers. Substantially all of the inventory is comprised of finished goods. Inventory is stated at the lower of cost or market and determined on a specific identification basis.

      Television Costs — Television costs include capitalizable direct costs, production overhead and development costs and are stated at the lower of cost or net realizable value based on anticipated revenue. Production overhead costs include costs that are directly related to production and are incremental costs. These costs primarily include office facilities and insurance related to production. Production overhead office facilities costs are determined based on percentage of space used and are allocated to television costs based on number of episodes. Production overhead insurance costs are allocated to television costs based on number of episodes. The Company has not currently anticipated any revenues in excess of those subject to existing contractual relationships. Capitalized television production costs for each episode are expensed as revenues are recognized upon delivery and acceptance of the completed episode.

      Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and improvements are capitalized. Costs of repairs and maintenance are expensed when incurred. Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Furniture and equipment	2-3 years
Software	3 years

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

      Property and Equipment consist of the following (in thousands):

	2002	2003

Furniture and equipment	$185,845	$240,634
Software	16,198	29,290

	202,043	269,924
Less: Accumulated depreciation	(51,098)	(158,243)

Property and equipment, net	$150,945	$111,681

      The Company periodically evaluates whether events and circumstances have occurred that may affect the recoverability of the net book value of its long-lived assets. If such events or circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected future undiscounted cash flows does not exceed the carrying value of the asset, the Company will recognize an impairment loss and write the asset down to its fair value.

      Deferred Revenue — Deferred revenue represents deposits paid by casinos in order to secure a poker tournament date with the World Poker Tour as a host site and advanced payments received from TRV. Revenue from the casinos is recognized as host revenues after a signed contract for a poker tournament has been obtained and the World Poker Tour produced at the specific venue has aired. Revenue from TRV is recognized upon TRV’s receipt and acceptance of completed episodes.

      Deferred Offering Costs — Deferred offering costs incurred by the Company consist of legal and accounting fees and expenses, reimbursable expenses paid or payable to the representative of the underwriters, printing expenses and fees related to the Company’s Nasdaq listing application and the registration of Company shares with the Securities and Exchange Commission. These offering costs are being deferred and will be charged to additional paid-in-capital when the proceeds from the offering are received by the Company.

      Income Taxes — The Company is not a tax-paying entity for federal and state income tax purposes. The member’s allocable share of the Company’s taxable income (loss) is taxed on the member’s income tax returns. Therefore, no provision or liability for federal or state income taxes had been included in the financial statements. Subsequent to the conversion of World Poker Tour, LLC, the Company will become a tax paying entity. Deferred tax assets and liabilities will be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized. No deferred tax assets or liabilities have been reflected in the pro forma balance sheet because there are not expected to be any significant differences between the financial statement carrying amounts and the tax bases of any assets or liabilities.

      Earnings Per Share — Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Shares for stock options granted to employees and consultants of the Company are included in the computation after the options have vested because the shares are issuable for relatively minimal cash consideration in relation to the fair value

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

of the options. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards.

      Equity-based Compensation — The Company has equity-based employee and consultant compensation, which is described more fully in Note 5. The Company accounts for equity-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Compensation expense for unit option grants issued to employees is recorded to the extent the fair market value of the units on the date of grant exceeds the option price. Compensation expense for restricted unit grants is measured based on the fair market value of the units on the date of grant. The compensation expense is amortized ratably over the vesting period of the awards.

      The Company accounts for equity-based consultant compensation according to the recognition and measurement principles of EITF 96-18 Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation expense for unit option grants issued to consultants is recorded at the fair market value of the options at the measurement date, defined as the date the options vest and services have been provided.

      The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to equity-based compensation.

	Period from
	Inception (March		Three Months Ended
	1, 2002) to	Year Ended
	December 29, 2002	December 28, 2003	March 30, 2003	April 4, 2004

			(Unaudited)	(Unaudited)
Net earnings (loss) as reported	$(2,144,098)	$(493,214)	$(729,520)	$791,563
Add: Equity-based compensation expense included in reported net earnings (loss)	12,926	149,545	20,107	94,003
Deduct: Total equity-based compensation expense determined under the fair value method	(12,944)	(149,739)	(20,154)	(94,050)
Net earnings (loss) as pro forma under SFAS No. 123	(2,144,116)	(493,408)	(729,567)	791,516
Net earnings (loss) per common share — basic — as reported	(0.17)	(0.04)	(0.06)	0.06
Net earnings (loss) per common share — diluted — as reported	(0.17)	(0.04)	(0.06)	0.05
Net earnings (loss) per common share — basic — pro forma	(0.17)	(0.04)	(0.06)	0.06
Net earnings (loss) per common share — diluted — pro forma	(0.17)	(0.04)	(0.06)	0.05

      Derivative Instruments — All derivatives, including those embedded in other contracts, are recognized as either assets or liabilities and measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Management has reviewed the requirements of

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

SFAS No. 133 and has determined the Company does not have any freestanding or embedded derivatives. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company’s policy is to not use freestanding derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

      Recent Accounting Pronouncements — In January 2003, the FASB issued Interpretation No. 46 (Revised December 2003) (FIN 46(R)), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities. FIN 46(R) deferred the effective date until the first interim or annual reporting period ending after March 15, 2004. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which an enterprise becomes involved with the entity and re-evaluated as of the date of triggering events, as defined. The Company has determined that it has no investments or other interests in entities that may be deemed variable interest entities under the provisions of FIN 46(R).

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on the Company’s financial position or results of operations.

2.	Television Costs

      Capitalized television costs at December 28, 2003 consist of the following:

2003

Television costs:
In-production	$1,837,990
Development and pre-production	141,277

Total television costs	$1,979,267

      Overhead costs of $103,726 were included in total capitalized television costs of $1,979,267 at December 28, 2003. Based upon management’s estimates as of December 28, 2003 approximately 100% of capitalized television costs are expected to be recognized during fiscal 2004. No television costs were capitalized as of December 29, 2002 as the Company did not have a contract for the sale of episodes at that date and therefore had not generated recognizable revenue from its then-existing episodes.

3.	Related Party Transactions

      Lakes provides general and administrative services to the Company that include accounting, finance and treasury, tax, human resources/personnel, employee benefits, retail, systems support and marketing support. As reimbursement of compensation for these services, Lakes bills the Company an amount equal to the gross wages of the Lakes employees that provide services to the Company based upon the actual time incurred on Company matters. Costs of these services totaled $144,000 in 2003 and $96,000 in 2002 and are included as selling, general and administrative expenses and due to parent in the accompanying financial statements. Operations of the Company may not be indicative of those that would have occurred if it had operated as an independent company.

      Neither Mr. Berman nor Mr. Cope receive compensation in connection with their services as directors or executive officers of the Company.

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

      The Company has entered into a license agreement with Lakes. Under this agreement, Lakes obtained a license to utilize the World Poker Tour name and logo in connection with a casino table game that Lakes is developing using certain intellectual property rights of Sklansky Games, LLC. Under the terms of the proposed agreement, if Lakes elects to proceed with its development of the casino table game, the Company would be entitled to receive a specified minimum annual royalty payment or 10% of the gross revenue received by Lakes from its sale or lease of the game, whichever is greater.

4.	Note Payable to Parent

      Note payable to Parent of $3,428,887 at December 28, 2003 and $1,819,937 at December 29, 2002 represents a working capital loan from Lakes based on an agreement dated on March 4, 2002. The loan agreement provides for funding of up to $4 million, which accrues interest quarterly at a rate of 6.2% and is due on March 4, 2005. Lakes has the ability to terminate the agreement at its discretion. In the event Lakes terminates the agreement, all amounts advanced and accrued are due one year subsequent to the termination. All assets of the Company are pledged as collateral for this note.

5.	Equity-Based Compensation

Equity Options

      The Company has a 2002 Option Plan (the “2002 Plan”) which is approved to issue up to an aggregate of 1,120,000 shares in connection with option grants to employees and consultants. The options become exercisable in quarterly installments on each of the first four anniversaries of the date of the grant and expire six years after being exercisable. The employee must be employed by the Company on the anniversary date in order to vest in any shares that year. If the employee is terminated (voluntarily or involuntarily) prior to vesting of any unit option, any options remaining to vest as of the date of termination will be forfeited.

      The Company granted 800,000 options to employees and 320,000 options to consultants on March 1, 2002 at an exercise price of $0.0049. The number of options exercisable was 280,000 as of December 28, 2003 and 0 as of December 29, 2002. No options were canceled or exercised during 2003 or 2002.

      For options issued to employees, deferred stock compensation for the options is measured at the stocks’ fair value in excess of the exercise price on the date of grant and is being amortized over the vesting period of four years. In connection with these grants, the Company recorded deferred compensation of $2,500, as options granted under that plan had an exercise price less than the fair value of the underlying share on the date of grant. Deferred equity-based employee compensation cost of $625 in 2003 and $529 in 2002 is included in selling and administrative expenses in the statement of operations.

      The fair value of each award under the option plan is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used to estimate the fair value of the options granted during 2002 under the SFAS No. 123 method of accounting for the purpose of the pro forma expense disclosure in Note 1:

2002

Risk-free interest rate	4.49%
Expected life	5 years
Expected dividend yield	—
Weighted average fair value	$0.63

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

      For options issued to consultants, compensation expense is measured at the option’s fair value. Fair value is measured when the options vest in annual installments on each of the first four anniversaries of the date of the grant. Compensation expense is estimated in periods prior to vesting based on the then current fair value. Changes in the estimated fair value of unvested options are recorded in the periods the change occurs. Compensation expense for options issued to consultants was $350,000 in 2003 and $8,333 in 2002. All of these expenses are capitalized television costs and are included as costs of revenue upon delivery and acceptance of completed episodes.

      The number of shares issued to the consultants and the value of such shares were based on negotiation between the Company’s management and its parent corporation, Lakes Entertainment, Inc. After determining that Lakes Entertainment would receive a 78% fully-diluted equity interest in the Company in exchange for an initial investment of $100,000, the remaining 22% equity interest was valued at $28,205, which management believes was appropriate since all of these instruments were issued at approximately the same time. This remaining 22% equity interest was issued in the form of restricted shares and unit options and was allocated to five key individuals (three employees and two consultants) involved in the Company’s formation and/or initial operations based on the individuals’ relative perceived value to the enterprise.

      There were no options granted during the year ended December 28, 2003 and the (unaudited) period ended April 4, 2004.

      Information regarding the effect on net loss and net loss per share had the fair value expense recognition provisions of SFAS 123 been applied is included in Note 1.

Restricted Shares Issued

      On March 4, 2002, the Company granted 2,400,000 shares to its president under a management agreement. The units vest in four equal installments annually beginning February 25, 2003. If there is a change of control all non-vested units vest immediately. In connection with this grant, the Company recorded deferred compensation of $19,200. The Company recognized compensation expense of $4,800 in 2003 and $4,064 in 2002 for shares earned based upon services provided under the management agreement.

6.	Employee Retirement Plan

      The Company has a section 401(k) employee savings plan for all full-time employees sponsored by Lakes. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax-deferred earnings as a retirement fund. Eligibility is based on years of service and minimum age requirements. Contributions are invested, at the direction of the employee, in one or more available funds. The Company matches employee contributions up to a maximum of 4% of participating employees’ gross wages. The Company contributed $33,444 during 2003. No WPT employees were eligible for 401(k) contributions in 2002. Contributions are vested over a period of five years.

7.	Concentrations

      The Company has entered into agreements with the Travel Channel, LLC pursuant to which it granted the Travel Channel an exclusive license to broadcast and telecast our programs on television in the United States during Seasons One and Two of the World Poker Tour television series and options to acquire similar licenses for the episodes comprising each of the Seasons Three through Seven, which will

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

not be completed until 2009. On May 20, 2004, the Travel Channel exercised its option with respect to Season Three.

      Under the agreements, the Company is required to deliver each episode of the World Poker Tour television series by a specific delivery date. If the Company fails to timely deliver an episode, the Travel Channel has the right to reject that episode and retain the related per-episode license fee. As a result, untimely delivery of one or more episode by the Company may have a material adverse effect on the Company’s financial condition, results of operations and cash flow.

      The Travel Channel’s decision to exercise its options may be affected by, among other things, the Company’s ability to deliver episodes in a timely manner, as well as the quality of the Company’s programming and its continued acceptance by the viewing public. Since the Company’s revenue from the Travel Channel has represented approximately 88% of the Company’s total historical revenue, a decision by the Travel Channel not to exercise its options for future seasons would have a material adverse effect on the Company’s financial condition, results of operations and cash flow, especially if this decision were made prior to the material growth of other Company revenue streams (for example, from the sale of branded merchandise). Even following the growth of other revenue streams, the failure to maintain a broadcast license agreement would be detrimental to the visibility and viability of the World Poker Tour brand.

8.	Commitments and Contingencies

      The Company’s contractual purchase obligations to consultants include a monthly retainer of $5,000 payable to Brandgenuity, LLC through December 15, 2004 and a monthly retainer of $10,000 per month to be paid to Gilco Sports & Entertainment Marketing LLC through August 2004. Brandgenuity is a brand licensing company that pursues brand licensing activities and negotiates licensing agreements on behalf of the Company. Gilco Sports & Entertainment Marketing is a sports promotions agency that the Company utilizes to broker agreements with its sponsors.

      Lakes has agreed that it and its subsidiaries, which includes the Company, will not pay dividends until the December 28, 2004 expiration of an indemnification agreement that Lakes entered into with Grand Casinos, Inc., a subsidiary of Caesars Entertainment, Inc. Subject to the dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of the Company’s Board of Directors.

      On March 28, 2003, the Company entered into a Settlement Agreement and Release with HSOR, LLC. Pursuant to the terms of this settlement agreement, the Company pays HSOR a fee upon the initial domestic television exhibition (by our domestic licensee, currently the Travel Channel) of each program the Company produces using cameras to show players’ “hole” or “down” cards. The Company is also obligated to pay an additional fee for the initial exhibition of each such program pursuant to a second license entered into subsequent to the term of the license granted to our initial domestic licensee (the Travel Channel), if any. The initial fee for each program ranges from $1,500 to $3,000, depending upon which network initially exhibits the program within the United States (i.e. $1,500 if the network initially exhibiting the program is a network other than ESPN or Fox Sports Network, and $3,000 if the network initially exhibiting the program is ESPN or Fox Sports Network), and the additional fee for each program ranges from $750 to $1,500, depending upon which network subsequently exhibits the program within the United States, if any, with a total cap on the amount of fees paid to HSOR in connection with each program of $3,750. There is no fee associated with subsequent exhibitions of the program during the term of either the first or the second license agreements. In other words, once the $1,500 fee is paid to HSOR in connection with the initial exhibition of each program on the Travel Channel, Travel Channel can exhibit the program as many times as Travel Channel elects in accordance with the terms of the license to

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

Travel Channel without us having to pay any additional fees to HSOR. During fiscal 2003 and the first quarter of fiscal 2004, the Company made total payments to HSOR, LLC of $22,500 and $13,500, respectively. The total amounts required to be paid under the settlement agreement for each year will depend on the number of episodes produced by the Company and exhibited domestically during that year. The term of the settlement agreement extends for the life of the HSOR patent, which expires in May 2014; provided that, the settlement agreement is terminable by us upon 30 days written notice.

      On March 4, 2002, we entered into a written employment agreement with Steven Lipscomb pursuant to which he served as our Chief Executive Officer. In connection with the entering into the agreement, we issued 15,000 limited liability company membership units to Mr. Lipscomb that are subject to forfeiture restrictions which lapse in equal installments over four years, subject to acceleration in the event Mr. Lipscomb’s employment is terminated without “Cause” or there is a “Change of Control” (each as defined). Until the restrictions have lapsed with respect to any portion of Mr. Lipscomb’s membership units, the units will be immediately forfeited to the Company if Mr. Lipscomb’s employment is terminated for “Cause” (as defined ) or a gaming authority determines that Mr. Lipscomb is unsuitable or unqualified to be associated with Lakes or a subsidiary of Lakes. Upon our conversion into a corporation, these limited liability company membership units will be automatically converted into 2,400,000 shares of our common stock and the forfeiture restrictions will have lapsed on 1,200,000 shares as of the conversion date. The forfeiture restrictions on the remaining 1,200,000 shares will lapse in 600,000 share installments on February 25, 2005 and February 25, 2006, respectively.

      The Company is involved in various other inquiries, administrative proceedings, and litigation relating to matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management currently believes that the final outcome of these matters is not likely to have a material adverse effect upon the Company’s consolidated financial position or results of operations.

9.	Subsequent Events

      On April 14, 2004, the Company entered into a letter agreement outlining the terms of a three year employment agreement for Mr. Lipscomb that the Company will enter into prior to the effective date of this offering. Under this letter agreement, the Company has agreed to pay Mr. Lipscomb an annualized base salary of $500,000 commencing as of December 29, 2003 (which includes back pay for Mr. Lipscomb’s salary shortfall from January through March 2004) and Mr. Lipscomb will be eligible for an annual bonus of up to 10% of the Company’s net profits and an additional bonus equal to a percentage of the Company’s annual net profits above certain levels. The Company will also grant Mr. Lipscomb options to purchase 600,000 shares of the Company’s common stock at the initial public offering price, which options will vest in equal installments over three years.

      On July 28, 2004, the Company converted into a Delaware corporation. As part of the conversion each unit was converted into 160 common shares. Restricted units and unit options were converted using the same ratio. After conversion, there are 14,880,000 shares outstanding including 2,400,000 shares, which vest in four equal installments annually beginning February 25, 2003 and are subject to restriction under a management agreement.

      The unaudited pro forma information included in the balance sheet reflects the changes to members equity had the conversion occurred on April 4, 2004. The conversion did not have any impact on assets or liabilities. All share and per share data reflected in these financial statements have been retroactively restated to give effect to the conversion. The conversion would have had no impact on net loss.

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Period from Inception (March 1, 2002) to December 29, 2002, Year Ended December 28, 2003 and
Three Months Ended March 30, 2003 (Unaudited) and April 4, 2004 (Unaudited) —  (Continued)

      Upon conversion, the Company will become liable for federal and state taxes on taxable income earned subsequent to the conversion. Losses accumulated prior the conversion have been passed-through to the unit holders. Had the Company been a taxable entity prior to the conversion no tax benefits would have been recognized for the cumulative losses due to uncertainties about their realizability.

      In connection with this conversion, the Company expects to adopt the 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan will authorize the granting of stock based awards to purchase up to 3,120,000 shares of common stock, including options to purchase 1,120,000 shares issued to employees and consultants, which are outstanding under the 2002 Plan at an exercise price of $0.0049 per share. Assuming conversion, 280,000 options were exercisable at December 28, 2003.

      Immediately following the conversion the Company intends to offer approximately 4,000,000 shares for sale in an initial public offering.

      The Company believes it may have violated certain securities laws in connection with its initial public offering by sending out written e-mail communications to individuals that did not contain all of the information required to be in a prospectus and was not preceded or accompanied by a prospectus meeting these requirements. These violations could require the Company to repurchase shares sold in the offering directly to recipients of the e-mail communications for a period of up to one year at the offering price plus interest. The Company subsequently decided not to sell shares in the offering directly to employees or vendors. Any shares ultimately sold in the offering that are subject to repurchase rights will be classified as liabilities. The Company does not believe these violations will have a material impact.

      As of April 4, 2004 the principal and interest balance on the working capital loan from Lakes was $877,157 and $3,122,843 of funding was available.

THE NAME OF THE GAME IS

NO LIMIT TEXAS HOLD ’EM

      The poker game played in all World Poker Tour tournament events is No Limit Texas Hold ’Em, which is often referred to within poker circles as the “Cadillac of poker.” A quick primer on how the game is played:

•	Each final table sits six players. In all casino-based tournaments, there is a dealer hired by the casino that deals all of the hands, but the hypothetical “dealer” (i.e. where the deal begins) is indicated on the poker table by a white disc that looks like a hockey puck, known as the “button.” The button is passed clockwise one player after each hand is played.

•	The two players to the left of the button have forced bets known as “blinds” because the players must put their money in the pot before they see their cards. The player immediately to the left of the dealer posts the “small” blind, which is half the amount the player after him must post in the “big” blind. The blinds encourage players to compete for the money in every pot.

•	Each player is then dealt two cards face down. Each player combines his/her hole cards with the five community cards that will eventually be on the table to make their best five card poker hand. The aim is either to make all players fold by betting or to end the four rounds of betting with the most powerful poker hand. Traditional poker rules apply here, meaning the ranking of hands (worst to best) is (1) high card (if no-one has a pair or better), (2) one pair, (3) two pairs, (4) three of a kind (known as “trips” or a “set”), (5) straight (five sequential cards, e.g. 5,6,7,8,9), (6) flush (five cards of the same suit), (7) full house (three of a kind and a pair), (8) four of a kind, (9) straight flush and (10) royal flush (a straight flush from 10 to Ace).

•	The betting begins after the first two cards are dealt, with the first player after the large blind required to act first in the first round of betting — for the rest of the hand, the small blind acts first. The beauty of No Limit Texas Hold ’Em is that players may bet any amount of chips they have at any time — even all of them (this is known as going “all in”). If a player cannot match an amount bet by another player, the player with fewer chips can only win the number of chips in front of him from another player and the player with more chips can only loose as many chips as the player with fewer chips. Other players may play for the entire pot if they can cover the entire bet made by the initial bettor.

•	After the first two cards are dealt and the first round of betting is concluded, the dealer lays out three community cards that can be used by all of the players (these three cards are known as the “flop”). There is another round of betting.

•	After the flop, a fourth card is dealt, which is also a community card, and another round of betting ensues. This card is called the “turn.”

•	After the turn, a fifth and final card is dealt, which is also a community card, called the “river.” After the final round of betting, the hands are exposed and the winning player receives the pot.

WORLD POKER TOUR™

RANKING THE HANDS

1. **Royal Straight Flush:** A royal flush is a straight flush that has a high card value of Ace (Ex: A, K, Q, J, 10)
2. **Straight Flush:** A five card sequence in the same suit. (Ex: 8, 7, 6, 5, 4).
3. **Four of a kind:** four cards of the same value (Ex: Q, Q, Q, Q).
4. **Full house:** Three of a kind combined with a pair (Ex: 3, 3, 3, K, K). Ties on a full house are broken by the three of a kind, since it is impossible to have two equal sets of three of a kind in a single deck.
5. **Flush:** Any five cards of the same suit, but not in sequence. If two people both have a flush in the same suit, the person with the highest card is the winner.
6. **Straight:** Five cards in sequence, but not in the same suit. There is no wrap around - ie: K, A, 2, 3, 4 is not valid. The straight that has the highest card wins.
7. **Three of a Kind:** Three cards with the same value (Ex: 8, 8, 8). The three of a kind of the highest value wins.
8. **Two Pair:** Two pairs (Ex: 7, 7, Q, Q). The pair of the higher value is used to determine the winner of a tie.
9. **Pair:** Two cards of the same value (Ex: J, J).
10. **High Card:** If the hand has no other combination, its worth is determined by the highest card. If two players have the same high card, the tie is broken by the second highest card.

WPT
Poker Walk of Fame
WPT
WPT
WPT
Disc 7

Gus Hansen at the 2004 induction ceremonies for the WPT Poker Walk of Fame.

WPT Consumer Products

World Poker Tour, WPT and card design are trademarks of World Poker Tour, LLC.

Prospectus

                     , 2004

Dealer Prospectus Delivery Obligation

        Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distributions

      The following expenses will be paid by us in connection with the offering and do not include the underwriting discount or the nonaccountable expense allowance to the underwriters. All such expenses, except for SEC registration fee, NASD filing fee and Nasdaq listing application fee, are estimated.

SEC registration fee	$4,080
NASD filing fee	3,720
Nasdaq listing application fee	105,000
Legal fees and expenses	350,000
Accounting fees and expenses	210,000
Printing and engraving expenses	125,000
Miscellaneous	152,200

Total	$950,000

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware provides as follows:

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Our certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. We have also entered into contractual agreements with each of our directors and officers pursuant to which we have agreed to indemnify such individuals against similar expenses incurred in connection with claims arising out of their service as a director or officer provided that such indemnification is permitted under applicable law.

      The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

      We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

      Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

      Since our inception on March 1, 2002, we have issued unregistered securities to a limited number of persons as described below:

      On March 4, 2002, we sold 78,000 unregistered limited liability units to World Poker Tour, LLC for an aggregate cash purchase price of $100,000. Also on March 4, 2002, we issued 15,000 unregistered limited liability units to Steven Lipscomb in exchange for the services valued at $19,200 that were provided by Mr. Lipscomb under the Management and Contribution Agreement dated March 4, 2002 that is filed as an exhibit to this registration statement. The sales of the limited liability units identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, we believe that these transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

      On July 28, 2004, we converted into a Delaware corporation in accordance with Delaware law. At the time of the conversion, each of our outstanding limited liability units was automatically converted into 160 shares of our common stock, $.001 par value per share. The limited liability units held by World Poker Tour, LLC and Steven Lipscomb were converted into 12,480,000 and 2,400,000 shares of our common stock, respectively. Because the issuance of common stock upon conversion of our outstanding limited liability units did involve a public offering of securities, we relied on the exemption from registration pursuant Section 4(2) of the Securities Act of 1933, as amended, in connection with this issuance.

      As of May 23, 2002, we granted options to purchase an aggregate of 7,000 of our limited liability units to our employees and consultants under the 2002 Unit Option Plan of World Poker Tour, LLC, with each such option having an exercise price of $0.78 per unit. We did not issue any units pursuant to unit option exercises. We issued all of these limited liability unit options in reliance upon the exemption from registration pursuant to Rule 701 promulgated under the Section 3(b) of the Securities Act of 1933, as amended.

      At the time of our conversion into a Delaware corporation, each outstanding option to purchase our limited liability units automatically converted into options to purchase 1,120,000 shares of our common stock based on a conversion ratio of 160 shares of common stock for each limited liability unit. All such options were issued pursuant to our 2004 Stock Incentive Plan and have an exercise price of $0.0049 per share. We issued these options in reliance upon the exemptions from registration pursuant to Rule 701 promulgated under the Section 3(b) of the Securities Act of 1933, as amended, and pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

      The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement (with form of Underwriter’s Warrant attached).
3.1	Certificate of Formation of World Poker Tour, LLC.*
3.2	Limited Liability Company Agreement dated as of March 4, 2002 by and among World Poker Tour, LLC, Lakes Poker Tour, LLC and Steven Lipscomb.*
3.3	Agreement and Plan of Conversion.
3.4	Certificate of Conversion.
3.5	Certificate of Incorporation of WPT Enterprises, Inc.
3.6	Bylaws of WPT Enterprises, Inc.
4.1	Form of Specimen Stock Certificate.**
5.1	Opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares.
10.1	Master Agreement, dated as of January 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC. †*
10.2	Master Agreement, dated as of August 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC.†
10.3	Letter dated May 20, 2004 from the Travel Channel, LLC to World Poker Tour, LLC.*
10.4	Amended and Restated Loan Agreement, dated as of March 4, 2002, by and between World Poker Tour, LLC and Lakes Poker Tour, LLC.*
10.5	WPT Enterprises, Inc. 2004 Stock Incentive Plan.
10.6	Management and Contribution Agreement, dated as of March 4, 2002, by and between Steven Lipscomb and World Poker Tour, LLC.*
10.7	Amendment to Management and Contribution Agreement dated as of March 22, 2004 by and between Steven Lipscomb and World Poker Tour, LLC.*
10.8	Letter Agreement dated as of April 14, 2004 by and between World Poker Tour, LLC and Steven Lipscomb.*
10.9	World Poker Tour, LLC 2002 Unit Option Plan*
10.10	Letter Agreement dated as of June 25, 2004 by and between World Poker Tour, LLC and the Travel Channel LLC.†*
10.11	Form of Indemnification Agreement between WPT Enterprises, Inc. and the directors and officers identified on Schedule A.
10.12	Employment Agreement dated April 15, 2004 by and between World Poker Tour, LLC and Audrey Kania.
10.13	Employment Agreement dated April 15, 2004 by and between World Poker Tour, LLC and Robyn Moder.
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
99.1	Consent of Bradley Berman under Rule 438 as Person About to Become Director.
99.2	Consent of Joseph S. Carson, Jr. under Rule 438 as Person About to Become Director.
99.3	Consent of Ray M. Moberg under Rule 438 as Person About to Become Director.
99.4	Consent of Glenn Padnick under Rule 438 as Person About to Become Director.
99.5	Consent of Mimi Rogers under Rule 438 as Person About to Become Director.

*	Previously filed.

†	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

Item 17.	Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 29, 2004.

WPT ENTERPRISES, INC.

By:	/s/ W. TODD STEELE

W. Todd Steele

Chief Financial Officer, Treasurer and Secretary

      Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed as of the 29th day of July, 2004, by the following persons in the capacities indicated.

Name	Title

* Lyle Berman	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

* Steven Lipscomb	Director, Founder and President

/s/ W. TODD STEELE W. Todd Steele	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Principal Accounting Officer)

/s/ TIMOTHY J. COPE Timothy J. Cope	Director

*By /s/ TIMOTHY J. COPE Timothy J. Cope Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement (with form of Underwriter’s Warrant attached).
3.1	Certificate of Formation of World Poker Tour, LLC.*
3.2	Limited Liability Company Agreement dated as of March 4, 2002 by and among World Poker Tour, LLC, Lakes Poker Tour, LLC and Steven Lipscomb.*
3.3	Agreement and Plan of Conversion.
3.4	Certificate of Conversion.
3.5	Certificate of Incorporation of WPT Enterprises, Inc.
3.6	Bylaws of WPT Enterprises, Inc.*
4.1	Form of Specimen Stock Certificate.
5.1	Opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares.
10.1	Master Agreement, dated as of January 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC. †*
10.2	Master Agreement, dated as of August 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC.†
10.3	Letter dated May 20, 2004 from the Travel Channel, LLC to World Poker Tour, LLC.*
10.4	Amended and Restated Loan Agreement, dated as of March 4, 2002, by and between World Poker Tour, LLC and Lakes Poker Tour, LLC.*
10.5	WPT Enterprises, Inc. 2004 Stock Incentive Plan.
10.6	Management and Contribution Agreement, dated as of March 4, 2002, by and between Steven Lipscomb and World Poker Tour, LLC.*
10.7	Amendment to Management and Contribution Agreement dated as of March 22, 2004 by and between Steven Lipscomb and World Poker Tour, LLC.*
10.8	Letter Agreement dated as of April 14, 2004 by and between World Poker Tour, LLC and Steven Lipscomb.*
10.9	World Poker Tour, LLC 2002 Unit Option Plan*
10.10	Letter Agreement dated as of June 25, 2004, by and between World Poker Tour, LLC and the Travel Channel, LLC.†*
10.11	Form of Indemnification Agreement between WPT Enterprises, Inc. and the directors and officers identified on Schedule A.
10.12	Employment Agreement dated April 15, 2004 by and between World Poker Tour, LLC and Audrey Kania.
10.13	Employment Agreement dated April 15, 2004 by and between World Poker Tour, LLC and Robyn Moder.
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
99.1	Consent of Bradley Berman under Rule 438 as Person About to Become Director.
99.2	Consent of Joseph S. Carson, Jr. under Rule 438 as Person About to Become Director.
99.3	Consent of Ray M. Moberg under Rule 438 as Person About to Become Director.
99.4	Consent of Glenn Padnick under Rule 438 as Person About to Become Director.
99.5	Consent of Mimi Rogers under Rule 438 as Person About to Become Director.

*	Previously filed.

†	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.